SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

Myogen, Inc.

(Name of Subject Company)

Myogen, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

62856E 10 4

(CUSIP Number of Class of Securities)

Andrew D. Dickinson

Vice President and General Counsel

Myogen, Inc.

7575 West 103rd Avenue, Suite 102

Westminster, Colorado 80021

(303) 410-6666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Stephen Fraidin, Esq.

Thomas W. Christopher, Esq.

William B. Sorabella, Esq.

Kirkland & Ellis LLP

Citigroup Center, 153 East 53rd Street

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Subject Company. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Myogen, Inc., a Delaware corporation (“Myogen” or the “Company”). The address of the principal executive offices of the Company is 7575 West 103rd Avenue, Suite 102, Westminster, Colorado 80021, and its telephone number is (303) 410-6666.

(b) Class of Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of the Company (the “Common Stock”). As of the close of business on October 11, 2006, there were 43,440,061 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer by Mustang Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), disclosed in a Tender Offer Statement on Schedule TO, dated October 16, 2006 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a purchase price of $52.50 per share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 16, 2006 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2006. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 1, 2006 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Gilead, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into the Company (the “Merger”), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares of Common Stock that are held by (a) Purchaser, Gilead or the Company (or by any direct or indirect wholly-owned subsidiary of Gilead, Purchaser or the Company), which will be canceled, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price. Upon the effective time of the Merger (the “Effective Time”), the Company will become a wholly-owned subsidiary of Gilead. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Gilead and Purchaser is 333 Lakeside Drive, Foster City, California 94404, and their telephone number is (650) 574-3000.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Gilead, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the

Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Myogen Board”) after acquiring a majority of the Common Stock pursuant to the Offer (such time hereinafter referred to as the “Acceptance Time”).

(a) Arrangements with Current Executive Officers and Directors of the Company.

Information Statement

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended and restated (the “Charter”), a provision to eliminate the personal liability of its directors for monetary damages to the fullest extent under applicable law. In addition, the bylaws of the Company (the “Bylaws”) provide that the Company is required to indemnify its directors and officers to the fullest extent not prohibited by the DGCL or any other applicable law and is required to advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or other officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor.

The Company also has entered into indemnification agreements with each of its directors and executive officers which provide that the Company is required to indemnify and hold harmless each of its directors and executive officers party to such an indemnification agreement to the fullest extent authorized or permitted by the provisions of the Bylaws and the DGCL. This description of the indemnification agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

Pursuant to the Merger Agreement, for a period of six years following the Effective Time, Gilead has agreed to cause the certificate of incorporation and bylaws of the surviving corporation in the Merger to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable as the indemnification, advancement of expenses and exculpation provisions contained in the Charter and Bylaws immediately prior to the Effective Time and to honor such provisions. In addition, the Merger Agreement provides that, for a period of six years following the Acceptance Time, Gilead will cause the surviving corporation in the Merger to honor the obligations of the Company to exculpate, indemnify, hold harmless or advance expenses under all indemnification agreements in effect as of the date of the Merger Agreement between the Company and any of its directors and officers.

The Merger Agreement further provides that, for a period of six years after the Acceptance Time, Gilead will maintain in effect the Company’s directors’ and officers’ liability insurance in effect as of the date of the Merger Agreement in respect of acts or omissions occurring (or allegedly occurring) at or prior to the Acceptance Time, on terms and conditions no less favorable to any of the Company’s directors and officers as of the date of the Merger Agreement than in effect on the date of the Merger Agreement. However, Gilead will not be obligated to pay an annual premium in excess of 300% of the amount paid by the Company for such coverage for its last full fiscal year. In lieu of maintaining such insurance for the six-year period after the Acceptance Time, the Company may purchase a prepaid “tail” policy on the directors’ and officers’ liability insurance policy that covers the six-year period after the Acceptance Time, which the surviving corporation in the Merger will maintain in full force and effect.

Employment Agreements with Executive Officers

The Company has entered into employment agreements with each of J. William Freytag, Ph.D., the Company’s Chairman of the Board, President and Chief Executive Officer, Robert F. Caspari, M.D., the Company’s Senior Vice President of Commercial Operations and Medical Affairs, Andrew D. Dickinson, the Company’s Vice President of Corporate Development and General Counsel, Michael J. Gerber, M.D., the Company’s Senior Vice President of Clinical Development and Regulatory Affairs, Richard J. Gorczynski, Ph.D., the Company’s Senior Vice President of Research and Development, and Joseph L. Turner, the Company’s Senior Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Assistant Secretary, each of which contains a change of control provision as described below.

Each of such employment agreements provides that the employment with the Company of the applicable executive officer is “at-will” and may be altered or terminated by either the executive officer party to the agreement or the Company at any time. Dr. Freytag’s employment agreement provides that, in the event of a termination of his employment without “cause” or voluntary resignation for “good reason” (each as defined in the employment agreement), he is entitled to a severance payment equal to 12 months’ salary or, if such termination or resignation occurs as of, or within 13 months after, a change of control, a severance payment equal to 18 months’ salary, and in each such case, payment of any accrued but unused vacation and payment of premiums under group health insurance COBRA continuation coverage for up to twelve months after the date of termination or resignation. The employment agreement with each of the other executive officers provides that, in the event of a termination of the executive officer’s employment without “cause” or voluntary resignation for “good reason” (each as defined in each applicable employment agreement), the executive officer party thereto is entitled to a severance payment equal to six months’ salary or, if such termination or resignation occurs as of, or within 13 months after, a change in control, a severance payment equal to 12 months’ salary, and in each such case payment of any accrued but unused vacation and payment of premiums under group health insurance COBRA continuation coverage for up to six months after the date of termination or resignation. The consummation of the Offer will constitute a change in control under each of the employment agreements.

In the event of a termination of employment without “cause” or voluntary resignation for “good reason” (each as defined in the employment agreement) of Dr. Freytag, Dr. Caspari, Mr. Dickinson, Dr. Gerber, Dr. Gorczynski or Mr. Turner during the 13 months following the consummation of the Offer, such executive officer would be entitled to receive approximately $712,500, $275,000, $263,000, $325,000, $260,000 and $270,000, respectively, in salary pursuant to his employment agreement, in addition to the other benefits noted above.

The description of the employment agreements entered into between the Company and each of its executive officers is qualified in its entirety by reference to the form of the employment agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Potential Acceleration of Option Vesting Upon Termination of Employment

Pursuant to the Merger Agreement, at the Acceptance Time Gilead will assume all outstanding options to purchase Common Stock, which thereafter will be exerciseable for shares of common stock of Gilead. Neither the consummation of the Offer nor the completion of the Merger will accelerate the vesting of the assumed options, which will continue to vest in accordance with their terms. However, pursuant to the Company’s 2003 Equity Incentive Plan (together with any predecessor plan, the “Option Plan”), if a change in control (as defined in the Option Plan) occurs and on, or within thirteen (13) months after, the effective time of the change in control the continuous service of a participant in the plan terminates due to an involuntary termination (other than for death or disability) without cause (as defined in the Option Plan) or due to a voluntary termination with good reason (as defined in the Option Plan), then, as of the date of termination of continuous service, the vesting and exercisability of the participant’s stock options and other stock-based awards will be accelerated in full. The consummation of the Offer will constitute a change in control under the Company’s Option Plan.

The description of the Option Plan is qualified in its entirety by reference to the Option Plan, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

As of October 8, 2006, the Company’s directors and executive officers held in the aggregate options to purchase 2,465,859 shares of Common Stock, 915,899 of which were unvested as of that date, with exercise prices ranging from $1.15 to $40.98 per share and an aggregate weighted average exercise price of $12.83 per share.

Acceleration of Offering Period Under Employee Stock Purchase Plan

Pursuant to the Merger Agreement, each outstanding purchase right under the Company’s Employee Stock Purchase Plan (the “ESPP”) will be exercised to purchase shares of Common Stock on the day that is one (1) business day prior to the Acceptance Time. The Company will make any pro-rata adjustments that may be necessary to reflect the shortened offering period but will otherwise treat such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP. Immediately following the Acceptance Time, the Company will terminate the ESPP.

Assumption by Gilead of Myogen Stock Options; Section 16 Matters

Pursuant to the Merger Agreement, at the Acceptance Time Gilead will assume all options to purchase Common Stock, which thereafter will be exercisable for shares of common stock of Gilead. Each assumed Myogen stock option will continue to have, and be subject to the same terms and conditions of the option immediately prior to the Acceptance Time (including any repurchase rights or vesting provisions, if applicable), except that the number of shares for which the option is exerciseable and the exercise price per share under the option will be adjusted pursuant to a ratio determined in accordance with the Merger Agreement.

Pursuant to the Merger Agreement, the Myogen Board will, to the extent necessary, take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the deemed disposition and cancellation of the Company stock options pursuant to the Merger Agreement, and the board of directors of Gilead (the “Gilead Board”) will take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the deemed grant of options to purchase Gilead common stock under the Company stock options assumed pursuant to the Merger Agreement. Continuing employees are not third party beneficiaries of the Merger Agreement.

Employee Plans

The Merger Agreement provides that, from and after the Effective Time, Gilead will permit all employees of the Company who are offered and timely accept employment by Gilead or any of its subsidiaries or who continue their employment with the Company at or after the Acceptance Time to participate in the benefit plans, programs and arrangements of Gilead to the same extent as similarly situated employees of Gilead or its subsidiaries, subject to any necessary transition period and subject to any applicable plan provisions, contractual requirements or legal requirements. Continuing employees will be given credit under such plans, programs and arrangements for all years of service with the Company prior to the Effective Time for purposes of eligibility, vesting in respect of a matching contribution under a plan, program or arrangement intended to qualify under Section 401(k) of the Internal Revenue Code and the determination of rate of vacation accrual.

2006 Employee Bonus

The Merger Agreement provides that, from and after the Effective Time, Gilead will cause the Company to honor the obligations of the Company to pay to each employee of the Company who is offered and timely accepts employment by Gilead or any of its subsidiaries or who continues his or her employment with the Company at or after the Acceptance Time the ordinary course performance bonus earned by such employee during the year 2006 consistent with past practice.

(b) Arrangements with Purchaser and Gilead.

Merger Agreement

The summary of the Merger Agreement contained in Section 12 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference to provide information regarding its terms. The Merger Agreement contains representations and warranties that Myogen, Gilead and Purchaser made solely to each other as of specific dates. Those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a standard of materiality provided for in the Merger Agreement or may have been used for the purpose of allocating risk among Myogen, Gilead and Purchaser rather than establishing matters as facts.

Confidentiality Agreements

On August 3, 2006, the Company and Gilead entered into a confidentiality and exclusivity agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Gilead agreed that, subject to certain exceptions, any information of a confidential or proprietary nature concerning the Company furnished to it or to its representatives by or on behalf of the Company following the execution and delivery of the Confidentiality Agreement will be used by Gilead and its representatives solely for the purpose of considering, evaluating, negotiating or financing the possible transaction and will not be disclosed to any third party by Gilead or its representatives except as provided in the Confidentiality Agreement. Gilead further agreed that, subject to certain exceptions, neither it nor its representatives would solicit certain employees of the Company to leave his or her employment with the Company or hire or in any other way knowingly interfere with the employment relationship between the Company and any of such employees prior to August 3, 2007. The Confidentiality Agreement supercedes the Mutual Confidential Disclosure Agreement, dated as of May 19, 2006 (the “Initial Confidentiality Agreement”), between Gilead and Myogen, except that the Initial Confidentiality Agreement continues in full force and effect with respect to confidential information disclosed thereunder prior to August 3, 2006. The Initial Confidentiality Agreement provides that the parties thereto will not disclose confidential information exchanged between the parties in connection with their evaluation of a transaction between the parties or use such information other than for that purpose.

In addition, under the Confidentiality Agreement, the Company agreed that from noon Pacific time on August 7, 2006 through noon Pacific time on August 21, 2006, the Company would not, and would not permit any of its representatives to, directly or indirectly, solicit or encourage the initiation or submission of any expression of interest, inquiry, proposal or offer from any person relating to or in connection with an alternative business combination proposal or participate in any discussions or negotiations, or enter into any agreement with, or provide any non-public information to, any person relating to or in connection with an alternative business combination proposal. These provisions of the Confidentiality Agreement providing for an exclusive negotiation period expired by their terms on August 21, 2006.

Under the Confidentiality Agreement, Gilead also agreed that it would not, and would cause its representatives not to, directly or indirectly, acquire or seek to acquire in any manner, beneficial ownership of any of the Company’s securities or assets, or take certain other actions to influence in any manner the management or policies or affairs of the Company prior to August 3, 2007 except as provided in the Confidentiality Agreement. These restrictions on acquisitions of beneficial ownership and other actions set forth in the Confidentiality Agreement terminated upon the execution and delivery of the Merger Agreement.

Such summary and description are qualified in their entirety by reference to the Initial Confidentiality Agreement and the Confidentiality Agreement, which are filed as Exhibits (e)(5) and (e)(6) hereto, respectively, and are incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Recommendation.

The Myogen Board has unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company’s stockholders; (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein; and (3) resolved to recommend that the Company’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required by Delaware law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement in accordance with the applicable provisions of Delaware law.

A copy of the letter to the Company’s stockholders communicating the Myogen Board’s recommendation is filed as Exhibit (a)(2)(A) hereto and is incorporated herein by reference.

(b) Background and Reasons for the Recommendation.

Background of the Merger

Since 1998, the Company’s management has periodically explored and assessed, and discussed with the Myogen Board, strategic alternatives for the Company, including, among other things, strategies to grow the Company’s business and operations through co-development and co-promotion partnerships and licensing agreements with large pharmaceutical, biopharmaceutical and biotechnology companies (collectively, “Target Partner Companies”).

During the second half of 2005, senior management of the Company initiated a more formalized process to identify and initiate discussions with various Target Partner Companies potentially interested in pursing a strategic collaboration or licensing arrangement relating to one or more of Myogen’s two major compounds, ambrisentan and darusentan. As part of this process, the Company had preliminary discussions with many of the Target Partner Companies, not including Gilead, to assess opportunities of mutual interest. The Company’s senior management team regularly reviewed with the Myogen Board from time to time the status of these discussions and Myogen’s strategy to maximize the long-term success of Myogen and stockholder value.

In October and November 2005, the Company increased its efforts to evaluate and negotiate potential collaborations or licensing arrangements with respect to ambrisentan, the Company’s lead drug candidate. These efforts with respect to the partnering activities were independent of (but ultimately led to) the efforts regarding a sale transaction described below. The Company assessed the interest in a collaboration or licensing arrangement relating to ambrisentan through numerous meetings with potential partners. Based upon these meetings, Myogen prepared and provided a draft proposal to potential partners who expressed the most interest in, and were perceived as having the desire and capability to rapidly close, a major collaboration or licensing transaction. GlaxoSmithKline plc (“GSK”) was one of the four potential partners.

In November 2005, the Company’s management team determined that it was likely that the Company could finalize a mutually acceptable licensing agreement with respect to ambrisentan with one or more potential partners. The Company’s management team and the Myogen Board also determined that, prior to entering into any licensing agreement relating to ambrisentan, it would be appropriate to engage a financial advisor to conduct a limited survey of certain Target Partner Companies to understand the level of interest, if any, in a larger strategic collaboration that could, but would not necessarily, involve an acquisition of Myogen.

On November 4, 2005, the Myogen Board held a meeting at which the Myogen Board appointed three members of the Myogen Board, including Dr. Freytag, to an engagement committee (the “Engagement Committee”) and authorized the Engagement Committee to negotiate with and engage Goldman Sachs & Co. (“Goldman Sachs”) to act as the financial advisor to the Company in connection with a potential business combination transaction involving the Company. At that meeting, representatives of Goldman Sachs presented a review of the current biotechnology mergers and acquisitions environment, a preliminary analysis of Myogen’s business and financial profile, a preliminary financial analysis of Myogen and a discussion of the potential impact of the upcoming Phase 3 clinical trial of ambrisentan. Representatives of Goldman Sachs also discussed potential strategic alternatives available to Myogen, which included selling the Company, undertaking acquisitions or licensing arrangements and pursuing additional equity financing in order to remain independent. Goldman Sachs discussed potential acquirors as well as potential acquisition candidates. Thereafter, representatives of Goldman Sachs and Myogen also negotiated and finalized an engagement letter, which was not signed until July 2006 as described below.

After receiving approval from the Myogen Board and the Engagement Committee, the Company requested that Goldman Sachs, on behalf of the Company, conduct a limited “market check.” During a two-week period in late November and early December 2005, representatives of Goldman Sachs contacted approximately fifteen parties that the Company and Goldman Sachs believed could potentially be interested in pursuing a business combination transaction with Myogen, including a potential partner which is referred to herein as “Company A”. The representatives of Goldman Sachs did not contact Gilead and, other than contacting Company A, did not contact any of the other parties that were in discussions with the Company at that time regarding ambrisentan collaboration and licensing arrangements.

Commencing in December 2005 and continuing through February 2006, the Company allowed four parties that had expressed an interest in possibly entering into a collaboration or licensing arrangement regarding ambrisentan, including GSK and Company A, to conduct a due diligence investigation relating to ambrisentan. At this time the Company also began preliminary negotiations with each of these four parties regarding a possible collaboration arrangement.

On December 12, 2005, Myogen publicly announced favorable results from the first Phase 3 clinical trial of ambrisentan.

On December 14, 2005, the Myogen Board held a regularly scheduled meeting in Westminster, Colorado. At that meeting, the Company’s management team reviewed the status of the licensing and collaboration discussions relating to ambrisentan. In addition, representatives of Goldman Sachs reviewed the results of the market check and indicated that five parties had expressed an interest in reviewing additional information regarding Myogen and its products with a view toward a potential business combination if Myogen were to undertake a formal auction or sale process. While the Myogen Board determined that there was moderate strategic interest on the part of certain companies in Myogen and its products, the Myogen Board concluded that it was premature for the Company to undertake an auction or sale process in light of the fact that, among other things, (i) the results of the second pivotal Phase 3 trial of ambrisentan (ARIES-1) were not expected to be received and reported until April or May 2006, (ii) the Company was in continuing discussions with the U.S. Food and Drug Administration (the “FDA”) and the European Agency for the Evaluation of Medicinal Products regarding the design of Phase 3 studies relating to darusentan, and (iii) any significant delay in the Company’s collaboration discussions with GSK could result in the Company losing an opportunity to obtain distribution or license rights to Flolan (which was then being discussed in connection with that collaboration). Flolan, an intravenous product for the treatment of patients with pulmonary arterial hypertension, was manufactured and sold by GSK at that time and was considered by the Company to be strategically complementary to ambrisentan.

In February 2006, the Company received written non-binding proposals or expressions of interest from all four of the potential partners that had expressed an interest in a possible collaboration or licensing arrangement regarding ambrisentan. Myogen’s management team believed, based on the proposals received and management’s experience, that the Company would be in a position to promptly enter into a collaboration or licensing arrangement with one of the potential partners on terms that would be acceptable to the Company.

On February 21, 2006, the Myogen Board held a regularly scheduled meeting at the Company’s offices in Westminster, Colorado. During the meeting, the Company’s senior management team reviewed the then-current status of the ambrisentan collaboration and licensing negotiations. The Myogen Board concluded that GSK’s collaboration proposal at that time was superior to the then-current proposals received from the other potential partners.

On March 1, 2006, the Myogen Board held a telephonic meeting. Among other things, the Myogen Board reviewed the status of the Company’s discussions with GSK, Company A and the two other potential partners. Dr. Freytag informed the Myogen Board that Company A had indicated that it was interested in exploring a broader strategic transaction with the Company that might involve a business combination. Dr. Freytag indicated that the likelihood of receipt of an actual offer from Company A was uncertain, the terms of the possible offer were unknown and any offer would likely be subject to conditions, including a due diligence review of the Company and the receipt of positive results from the ARIES-1 trial of ambrisentan. Dr. Freytag informed the Myogen Board that Company A had also indicated that, although it would likely be less interested in a strategic transaction with the Company if Myogen entered into a collaboration agreement relating to ambrisentan with another party, such a transaction would not preclude Company A’s strategic interest in Myogen. Dr. Freytag further informed the Myogen Board, however, that the Company’s senior management team believed, after consultation with the Company’s financial advisor, that it was unlikely that the proposed collaboration transaction with GSK would make the Company materially less attractive to other third parties interested in a possible strategic transaction with the Company.

During the same meeting, the Company’s senior management team informed the Myogen Board that they continued to believe that a collaboration transaction with GSK with respect to ambrisentan and Flolan would be more beneficial to the Company than the collaboration or licensing arrangements negotiated with the other potential partners, including Company A. In addition, the senior management team indicated that they believed that any delay in finalizing and executing a collaboration transaction with GSK could result in GSK terminating discussions in order to pursue potentially competing offers from third parties to acquire rights to Flolan. At the meeting, representatives from the Company’s regular outside legal counsel reviewed the relevant Delaware legal principles for the Myogen Board to consider in the context of the process the Myogen Board had followed to date in considering strategic alternatives, including engagement of outside advisors and the survey of third parties potentially interested in strategic transactions with the Company. After discussion, the Myogen Board concluded that the Company should proceed with finalizing and entering into the proposed collaboration arrangements with GSK.

After concluding the meeting of the Myogen Board, on March 1, 2006, the Company notified GSK that it was prepared to proceed with the collaboration arrangements with respect to ambrisentan and Flolan that had been negotiated between the parties. At that time, the Company notified the other potential partners that the Company intended to execute a broad collaboration agreement relating to ambrisentan with an undisclosed third party (GSK).

On March 2, 2006, the Company received a letter from the Chief Executive Officer of Company A indicating that he was attempting to reach Dr. Freytag to convey a specific (though non-binding) offer to purchase all of the outstanding shares of the Company’s stock at a substantial premium to the then-current trading price. The letter also indicated that the non-binding offer had been conveyed verbally to representatives of Goldman Sachs earlier that day and that Company A would convene a meeting of its board on March 3, 2006 to ratify the offer.

On March 3, 2006, the Myogen Board held a telephonic meeting to once again review the then-current terms of the proposed collaboration transaction with GSK and the terms of the non-binding offer received from Company A. Representatives of Goldman Sachs reviewed the terms of Company A’s offer with the Myogen Board. The Company’s senior management team indicated to the Myogen Board that they believed there was a high risk that the non-binding offer from Company A would not result in a completed transaction (or a completed transaction at the specified price) because, among other things, Company A’s offer was preliminary in nature (as Company A had not conducted substantive due diligence on the Company other than ambrisentan) and would likely be renegotiated by Company A at a later point. The Myogen Board also discussed other aspects of the offer, including whether the execution of the proposed collaboration agreements with GSK would necessarily preclude a strategic transaction with Company A or other third parties. Representatives of the Company’s regular outside legal counsel once again reviewed for the Myogen Board its fiduciary duties in the context of the strategic review process and collaboration negotiations that had occurred through that date. After extensive discussion, the Myogen Board unanimously concluded that the Company should enter into the collaboration arrangements with GSK but continue to explore broader opportunities for maximizing stockholder value with Company A and other third parties in the future.

After the meeting of the Myogen Board was adjourned, the Company executed the ambrisentan and Flolan collaboration agreements with GSK. In addition, Dr. Freytag contacted the Chief Executive Officer of Company A and informed him that Myogen had executed a broad collaboration with respect to ambrisentan and an undisclosed complimentary product (Flolan) for the treatment of pulmonary hypertension with an undisclosed third party (GSK). Dr. Freytag also indicated that the proposed collaboration did not grant the undisclosed third party (GSK) any rights to darusentan and that Myogen was open to proceeding with broader strategic discussions if Company A remained interested. Company A’s Chief Executive Officer indicated that Company A was not interested in pursuing broader strategic discussions at that time.

During March and April 2006, Myogen undertook preparations for an offering of equity securities of the Company that would be commenced in the event that results of the ARIES-1 clinical trial of ambrisentan were favorable and well-received when released publicly.

In April 2006, Myogen announced favorable results of the ARIES-1 clinical trial of ambrisentan and confirmed its intention to file a new drug application (“NDA”) with the FDA for ambrisentan during the fourth quarter of 2006. Following the announcement of the results, Myogen elected not to proceed with the previously planned equity offering.

In late April 2006, a representative of Lazard Frères & Co. LLC (“Lazard”) contacted Dr. Freytag. The representative indicated that Gilead was carefully considering potential acquisition targets and that John F. Milligan, Ph.D., Gilead’s Executive Vice President and Chief Financial Officer, was interested in meeting Dr. Freytag in person in the near future to learn more about Myogen, its products and its product candidates. Dr. Freytag informed the representative of Lazard that he was open to such a meeting even though Myogen was not actively pursuing a possible business combination at that time and instead was preparing to grow its business through future financing and in-licensing or other product acquisition transactions of its own. Prior to April 2006, Lazard had provided investment banking and related financial advisory services to the Company. In addition, Lazard had been assisting the Company with various business development initiatives in the months and weeks prior to the phone call between Dr. Freytag and the representative of Lazard. Shortly after the April 2006 call between Dr. Freytag and the representative of Lazard, the Company and Lazard ceased working collaboratively on such business development initiatives.

On May 19, 2006, Gilead and the Company executed the Initial Confidentiality Agreement.

On May 26, 2006, as discussed by phone between Dr. Freytag and a representative of Lazard in late April 2006, Dr. Freytag, Dr. Milligan and the representative of Lazard met in Broomfield, Colorado to discuss the possibility of a business combination involving Myogen and Gilead or some other type of strategic transaction. Dr. Freytag reviewed Myogen’s products and product candidates with the parties. Dr. Milligan indicated that Gilead would conduct preliminary due diligence of Myogen by assessing publicly available information.

Between May 26, 2006 and July 10, 2006, Dr. Freytag and Andrew D. Dickinson, the Company’s Vice President of Corporate Development and General Counsel, participated in several phone calls with Dr. Milligan and a representative of Lazard. Dr. Freytag and Mr. Dickinson updated Dr. Milligan and the representative of Lazard on the progress of the Company’s products and product candidates during those calls. Dr. Milligan and the representative of Lazard generally updated Dr. Freytag and Mr. Dickinson on Gilead’s progress-to-date in their due diligence review of Myogen.

In early July 2006, the Vice President of Corporate Development of Company A contacted Mr. Dickinson and inquired about Myogen’s interest in resuming discussions regarding a possible business combination transaction. The parties agreed to meet at Myogen’s offices on July 10, 2006.

On July 10, 2006, Dr. Freytag and Mr. Dickinson met with two members of Company A’s executive management team at the Company’s offices in Westminster, Colorado. The parties generally discussed the status of Myogen’s drug development programs and its interest in exploring a broad strategic collaboration. The representatives from Company A indicated that they would discuss Company A’s interest in entering into broad strategic discussions with Myogen with their colleagues, including Company A’s Chief Executive Officer.

Subsequent to that meeting and through August 6, 2006, Mr. Dickinson participated in brief follow-up phone calls with members of Company A’s corporate and business development team. The parties generally discussed the status of Myogen’s drug development programs and the level of each party’s interest in exploring a broader strategic collaboration. Mr. Dickinson reiterated that Myogen was willing to engage in strategic discussions with Company A as long as Company A evidenced a serious interest in acquiring all of the common stock of the Company at a valuation generally consistent with that proposed by Company A in March 2006. A representative of Company A indicated that Company A would expect to offer Myogen’s stockholders a substantial premium but that the offer price was unlikely to exceed $50.00 per share. In addition, the representative of Company A indicated that Company A had not, in fact, previously expected to acquire all of the Company’s outstanding common stock at the premium indicated by its prior letter, dated March 2, 2006, and that any binding offer price, if Company A were to have made an actual offer, would likely have been lower after Company A had completed its due diligence investigation of the Company and held negotiations between the parties.

On July 11, 2006, Dr. Freytag received a call from Dr. Milligan. Dr. Milligan indicated that Gilead had completed its due diligence review of publicly available information regarding Myogen and that Gilead was interested in conducting a due diligence review of non-public information to further determine its level of interest in acquiring the Company. Dr. Milligan further indicated that he would discuss the potential acquisition of the Company with the Gilead Board at its next scheduled meeting. Dr. Freytag agreed to discuss Gilead’s expression of interest with the Myogen Board.

On July 12, 2006, the Myogen Board held a regularly scheduled meeting at the Company’s offices in Westminster, Colorado. Among other things, Dr. Freytag reviewed his recent discussions with Dr. Milligan and representatives of Lazard and Mr. Dickinson’s recent discussions with representatives of Company A. He also confirmed that the Company’s senior management team and other employees were working diligently on preparing the NDA relating to ambrisentan for filing with the FDA and that the Company’s senior management team believed that any disruption to the NDA preparation or filing timeline could harm the Company. As a result, Dr. Freytag recommended that the Company move forward with Gilead only if Gilead delivered a letter to the Company indicating a serious interest in acquiring the Company at a substantial premium to its then-current trading price. In addition, Dr. Freytag recommended that the Company postpone conducting a broad auction process until it was clear that Gilead or another party, including Company A, had a serious interest in acquiring the Company on acceptable terms. The Myogen Board instructed Dr. Freytag and other members of the Company’s senior management team to move forward with further discussions with Gilead subject to receipt of a letter from Gilead indicating serious interest at a price level of $50.00 per share or greater. The Myogen Board also instructed Dr. Freytag and the Company’s senior management team to postpone conducting a broad auction process until the terms recommended by Dr. Freytag were satisfied.

On July 13, 2006, Dr. Freytag and Mr. Dickinson met with a representative of Lazard at the Company’s offices in Westminster, Colorado. The representative of Lazard described Gilead’s interest in advancing its discussions with Myogen regarding an acquisition of the Company. Dr. Freytag and Mr. Dickinson reviewed the Myogen Board’s instructions with the representative of Lazard, including that any further discussions were conditioned upon Myogen’s receipt of a letter from Gilead indicating a serious interest in acquiring the Company and its specific price level of interest. The representative of Lazard agreed to discuss Myogen’s request with Dr. Milligan.

On July 17, 2006, Dr. Freytag called Dr. Milligan. Dr. Freytag reviewed the Myogen Board’s instructions with Dr. Milligan, including the request for a letter from Gilead indicating a serious interest in acquiring the Company and its specific price level of interest. Dr. Freytag further explained to Dr. Milligan that this requirement arose in part from the Myogen Board’s concern that discussions with Gilead or any other party could impact the NDA preparation and filing timeline and the risk of such impact would be warranted only if Gilead or another third party were prepared to acquire the Company at a significant premium. Dr. Milligan indicated that there was a regularly scheduled meeting of the Gilead Board on July 26, 2006 and that he would ascertain the level of Gilead’s interest in acquiring Myogen with the Gilead Board at that time.

On July 27, 2006, Dr. Freytag and Dr. Milligan spoke by phone. Dr. Milligan informed Dr. Freytag that he had reviewed Gilead’s interest in and preliminary analysis of Myogen with the Gilead Board. He further indicated that Gilead was willing to provide a non-binding letter expressing Gilead’s interest in acquiring all of the outstanding shares of Myogen stock for $50.00 per share and that he would forward that letter to Dr. Freytag. Dr. Freytag agreed to review the letter with the Myogen Board.

Later that day, Dr. Freytag received Gilead’s non-binding expression of interest signed by John C. Martin, Ph.D., Gilead’s President and Chief Executive Officer. Dr. Martin indicated that, subject to completion of its due diligence investigation of the Company and other conditions, Gilead was interested in a potential acquisition of all of the Company’s stock for $50.00 per share. In addition, Gilead requested that Myogen exclusively negotiate with Gilead for a period of 30 days.

That evening, the Company engaged Kirkland & Ellis LLP (“Kirkland & Ellis”) to serve as its outside legal counsel in connection with a possible strategic transaction.

On July 28, 2006, the Myogen Board held a telephonic meeting. At that meeting, Dr. Freytag reviewed Gilead’s letter dated July 27, 2006. After extensive discussion, including a review of the Myogen Board’s fiduciary duties by representatives of Kirkland & Ellis and a brief discussion of tactical considerations by representatives of Goldman Sachs, the Myogen Board instructed the Company’s senior management team to facilitate a further due diligence review of the Company and enter into acquisition discussions with Gilead following the execution of an acceptable confidentiality and standstill agreement. In consideration for Gilead’s willingness to devote the resources necessary to proceed with a due diligence investigation of the Company and acquisition negotiations between the parties, the Board also authorized Dr. Freytag and the Company’s senior management team to agree to a two-week exclusive negotiation period with Gilead with the understanding that the Company intended to conduct a “market check” prior to or after the execution of any definitive transaction agreement.

After adjourning the meeting of the Myogen Board, Dr. Freytag sent an e-mail to Dr. Milligan stating that he had reviewed Gilead’s letter with the Myogen Board and the Company’s legal counsel and financial advisor. He indicated that Gilead’s offer was an interesting starting point for further discussion and that the Company expected Gilead to discover additional value in the proposed combination of the companies following Gilead’s completion of its detailed due diligence investigation of the Company. In addition, Dr. Freytag indicated that the Company was prepared to work exclusively with Gilead for a two-week period subject to the condition that Myogen be permitted to conduct an updated market check prior to or after the execution of a definitive agreement negotiated by the parties. Finally, Dr. Freytag indicated that Kirkland & Ellis was preparing a confidentiality, standstill and exclusivity agreement for Gilead’s review and that a draft of such agreement would be delivered to Gilead and its outside legal counsel in the near future.

Dr. Freytag followed up his e-mail with a brief call to Dr. Milligan. During their conversation, Dr. Freytag reiterated the Company’s position as conveyed in his prior e-mail. Dr. Milligan agreed to have Gilead’s legal counsel review the draft confidentiality, standstill and exclusivity agreement upon receipt.

On July 31, 2006, the Company executed the previously negotiated exclusive engagement letter with Goldman Sachs confirming the terms under which Goldman Sachs would serve as Myogen’s financial advisor in connection with a possible strategic transaction. The parties agreed that the engagement letter was effective as of November 4, 2005, the date on which the Company and Goldman Sachs had agreed on the terms of the engagement letter to be executed in connection with Goldman Sachs’ assistance with the preliminary “market check”.

On the same day, the Company executed a conflict waiver agreement with Cooley Godward Kronish LLP, then known as Cooley Godward LLP (“Cooley”), pursuant to which the Company agreed that Cooley, which had previously represented the Company in several matters, could represent Gilead in connection with the proposed acquisition transaction between the parties subject to the terms and conditions set forth in the waiver agreement. Gilead executed a similar conflict waiver agreement with Cooley.

On August 3, 2006, Gilead and Myogen executed the Confidentiality Agreement, which, among other things, granted to Gilead an exclusive negotiating period regarding an acquisition transaction commencing at noon Pacific time on August 7, 2006 and continuing through noon Pacific time on August 21, 2006.

On August 7 and August 8, 2006, members of the Company’s senior management team, including Dr. Freytag and Mr. Dickinson, made a presentation and provided additional information about the Company to members of Gilead’s management team, including Dr. Martin, Dr. Milligan and other representatives of Gilead, in connection with Gilead’s due diligence investigation of the Company, at Cooley’s offices in Broomfield, Colorado. Representatives of Lazard and Goldman Sachs also attended these due diligence meetings.

From August 8 through September 30, 2006, members of the Company’s senior management team held numerous follow-up conference calls with representatives of Gilead, Cooley and Lazard for the purpose of providing further due diligence information about the Company.

On August 9, 2006, Rick Gorczynski, Ph.D., the Company’s Senior Vice President of Research and Development, and Eric N. Olson, Ph.D., a founder of and consultant to the Company, met with representatives of Gilead’s research and development team at Gilead’s offices in Foster City, California. Gilead’s representatives at the meeting included Norbert W. Bischofberger, Ph.D., Gilead’s Executive Vice President, Research and Development, and William A. Lee, Ph.D., Gilead’s Senior Vice President, Research. Dr. Gorczynski and Dr. Olson presented an overview of Myogen’s drug discovery platform and related research projects.

On August 18, 2006, Dr. Milligan had a conference call with Dr. Freytag to discuss Gilead’s position based on its due diligence review of the Company conducted to date. Dr. Milligan explained that, while Gilead understood that the exclusivity period would be expiring on August 21, 2006, Gilead was not prepared to enter into discussions with respect to a definitive merger agreement or terms of the potential transaction. However, Dr. Milligan indicated that Gilead would like to continue its due diligence investigation of the Company.

On August 21, 2006, the exclusive negotiating period provided for in the Confidentiality Agreement expired by its terms. On that day, subsequent to the expiration of Gilead’s exclusivity period, the Myogen Board held a telephonic meeting. At the meeting, Dr. Freytag reviewed the Company’s progress to date with Gilead and representatives of Goldman Sachs made a presentation to the Myogen Board regarding Myogen’s business and financial profile and performance, including a preliminary financial analysis of Myogen. At the meeting, the Myogen Board also discussed whether it was advisable to engage in a similar, parallel process with Company A. After extensive discussion, the Myogen Board instructed Dr. Freytag to continue the ongoing process with Gilead and to open parallel strategic discussions with Company A subject to certain conditions, including the receipt by Myogen of a letter from Company A indicating its interest in acquiring Myogen at a price of $50.00 per share or more and the execution by Company A of a satisfactory confidentiality and standstill agreement.

Subsequent to the Myogen Board meeting and following the expiration of Gilead’s exclusivity period, Goldman Sachs contacted the Executive Vice President of Corporate Development of Company A. Goldman

Sachs indicated that Myogen was open to proceeding with discussions regarding a mutually beneficial business combination transaction with Company A subject to the conditions determined by the Myogen Board.

On August 25, 2006, Company A delivered a non-binding indication of interest to Dr. Freytag pursuant to which Company A proposed to acquire all of the outstanding common stock of Myogen for a range of $44.00 to $50.00 per share in cash. Company A indicated that it would be in a position to give more specific price guidance to the Company after completion of its due diligence investigation of the Company.

On August 30, 2006, Myogen executed a confidentiality and standstill agreement with Company A that included a standstill provision prohibiting Company A for a period of 12 months from the date of the agreement from offering to acquire or acquiring the Company, or taking certain related actions, including soliciting proxies, without the prior written consent of the Myogen Board.

On August 31 and September 1, 2006, members of the Company’s senior management team, including Dr. Freytag, presented due diligence information regarding the Company to representatives of Company A’s management team at a hotel located in Westminster, Colorado. Representatives of Goldman Sachs and Company A’s financial advisor also attended the meetings and presentations.

From September 2 through September 30, 2006, members of Myogen’s senior management team held numerous follow up conference calls with representatives of Company A, its outside legal counsel and its financial advisors for the purpose of providing further due diligence information to Company A.

On September 7, 2006, Dr. Milligan and a representative of Lazard held a conference call with Dr. Freytag, Mr. Dickinson and Joseph L. Turner, the Company’s Chief Financial Officer. During that conference call, Dr. Milligan informed the group that Gilead had completed its additional due diligence investigation of the Company and that it intended to submit a revised, non-binding indication of interest to acquire all of the outstanding shares of Myogen common stock for $45.00 per share. He further indicated that he would forward an updated non-binding letter indicating such interest to Dr. Freytag. Dr. Freytag indicated that an offer at that price level would not likely be acceptable to the Myogen Board but that he would review the letter with the Myogen Board. Dr. Freytag also indicated that the Company was willing to continue the due diligence process and discussions with Gilead with the expectation that the Company could assist Gilead in identifying the additional value that would be required to secure a transaction with the Company.

Later that day, Dr. Freytag received the revised, non-binding letter of interest from Gilead. The terms of the letter were consistent with the terms described by Dr. Milligan on the conference call earlier that day.

On September 15, 2006, the Company received a non-binding letter of interest from Company A. Pursuant to the terms of that letter, Company A proposed to acquire all of the outstanding common stock of the Company for $48.00 per share in cash, subject to satisfactory completion of due diligence and other customary conditions.

Later that day, the Myogen Board held a telephonic meeting to review the letter received from Company A and the status of the Company’s discussions with Company A and Gilead. The Myogen Board instructed Dr. Freytag and the other members of the Company’s senior management team to continue their strategic discussions with both companies. In addition, the Myogen Board authorized Goldman Sachs to update the market check the Company had initiated in November 2005 by contacting parties that had expressed general interest in participating in a broad strategic process relating to Myogen and two additional parties that had not previously been contacted.

Also on September 15, 2006, a representative of Goldman Sachs called a representative of Lazard to inform him that the Company had received an indication of interest from another party that was significantly higher than Gilead’s offer. Later that day, Dr. Milligan and the representative of Lazard spoke to Dr. Freytag, and Dr. Freytag also indicated that Myogen had received an indication of interest from another party.

From September 18, 2006 through September 20, 2006, representatives of Goldman Sachs conducted conference calls with representatives of several pharmaceutical companies regarding their potential interest in the Company and its product candidates. Goldman Sachs indicated to these parties that Myogen had received two serious offers at significant premiums to the then-current market price of the Company’s common stock and that, if these parties were interested in a possible transaction with the Company, they would need to move quickly given that Myogen was close to concluding negotiations with the two bidders. By September 27, 2006, all parties that had been contacted by Goldman Sachs had responded to Goldman Sachs, and none were interested in participating in a competitive auction process for the acquisition of the Company at the indicated price level and within the required time frame.

On September 19, 2006, the Myogen Board held a regularly scheduled meeting at the Company’s offices in Westminster, Colorado. At the meeting, the Myogen Board reviewed the then-current proposals from Company A and Gilead with the Company’s senior management team and its outside financial and legal advisors. Representatives of Goldman Sachs made a presentation to the Myogen Board regarding Myogen’s business and financial profile and performance, including an updated preliminary financial analysis of Myogen, as well as the terms of the proposals from Company A and Gilead. The Myogen Board authorized the Company’s senior management team to continue negotiations with both Company A and Gilead.

On September 20, 2006, Dr. Freytag called the Chief Executive Officer of Company A. Dr. Freytag indicated that he had reviewed Company A’s proposal with the Myogen Board and that the Myogen Board was disappointed with the revised proposal. Nonetheless, Dr. Freytag indicated that the Company was willing to move forward with further negotiations with Company A with the understanding that Company A would need to identify additional value in Myogen in order to secure a transaction with the Company. Dr. Freytag also indicated that Company A was involved in a competitive process with another undisclosed bidder (Gilead).

On September 21, 2006, Dr. Freytag participated in a conference call with Dr. Milligan and a representative of Lazard. At that time, Dr. Freytag encouraged Gilead to increase its proposed offer price. When asked if a proposed purchase price of $51.00 per share would make Gilead’s price higher than the offer price of the other party, Dr. Freytag responded in the affirmative. Dr. Freytag also indicated that the Company would respond to any remaining diligence requests of Gilead if Gilead submitted a revised indication of interest with a significantly increased price per share. Later that day, Gilead sent a revised, non-binding indication of interest to Dr. Freytag. The letter indicated that Gilead was interested in acquiring all of the outstanding common stock of the Company for $51.00 per share in cash subject to a number of conditions, including completion of its due diligence review of the Company and negotiation of mutually acceptable definitive agreements. Following receipt of the revised letter, Dr. Freytag called Dr. Martin and Dr. Milligan to indicate the Company’s receipt of Gilead’s revised proposal and that the Company was prepared to move forward with the negotiation of a definitive merger agreement on the basis of the revised proposal.

On September 22, 2006, Dr. Freytag contacted the Chief Executive Officer of Company A and indicated that its offer to purchase all of the outstanding capital stock of the Company for $48.00 per share was no longer competitive. Dr. Freytag once again encouraged Company A to review its valuation of the Company and to increase its proposed purchase price for the Company’s outstanding common stock.

On September 24, 2006, Kirkland & Ellis distributed a draft of a definitive merger agreement separately to representatives of each of Gilead and Company A and instructed each to provide any comments on the draft agreement on September 26, 2006.

On September 26, 2006, five members of Company A’s due diligence team visited the Company’s offices in Westminster, Colorado. Members of Myogen’s senior management team, including Dr. Freytag, Mr. Dickinson and Dr. Gorczynski, met with the due diligence team and provided additional due diligence information and answered numerous questions.

The Company received a revised draft of the definitive merger agreement from Company A on September 26, 2006. That evening, Dr. Freytag, Mr. Dickinson and representatives of Kirkland & Ellis and Goldman Sachs participated in a conference call with Dr. Milligan and other representatives of Gilead, Cooley and Lazard regarding Gilead’s general comments to the draft of the definitive merger agreement. Shortly after completing the call, Cooley forwarded a revised draft of the definitive merger agreement to the Company and its counsel.

On September 26 and September 27, 2006, Dr. Freytag and representatives of Goldman Sachs held numerous conference calls with members of the executive management teams of Gilead and Company A and their respective advisors regarding the proposed strategic transaction process.

On September 27 and September 28, 2006, representatives of Goldman Sachs instructed each party to submit a revised draft of the definitive merger agreement and updated offer price to the Company by the evening of September 28, 2006, in advance of a telephonic meeting of the Myogen Board to be held on the morning of September 29, 2006.

Also on September 27, 2006, Dr. Freytag, Mr. Dickinson, other members of the Company’s management team and representatives of Kirkland & Ellis held a conference call with representatives of Company A and its legal counsel to review and negotiate the draft definitive merger agreement between Company A and Myogen with Company A and its legal counsel via conference call.

On September 28, 2006, Dr. Freytag, Mr. Dickinson, other members of the Company’s management team and representatives of Kirkland & Ellis held a series of conference calls with both Gilead and Company A and their respective legal counsels to review and negotiate the respective draft definitive merger agreements with each of Gilead and Company A. The definitive merger agreement negotiated with Company A was finalized in all material respects (except for price) that evening but was not approved by either company’s board of directors or executed.

Also on September 28, 2006, Gregg H. Alton, Gilead’s Senior Vice President and General Counsel, and Mr. Dickinson spoke by telephone to discuss the key outstanding issues in the draft definitive merger agreement between the Company and Gilead. Shortly after this discussion, Gilead and Myogen representatives and their respective outside legal counsels held a conference call to negotiate several issues under the agreement. Also on that day, as referred to above, a representative of Goldman Sachs e-mailed a representative of Lazard indicating that Gilead should submit its final price and proposed merger agreement by that evening, in preparation for a meeting of the Myogen Board on the morning of September 29, 2006. Later that evening, Cooley, on behalf of Gilead, sent a revised draft of the definitive merger agreement between the Company and Gilead to Kirkland & Ellis.

Despite the Company’s prior request, neither Gilead nor Company A submitted an updated acquisition proposal to Myogen on September 28, 2006.

On the morning of September 29, 2006, a member of Company A’s executive management team called Dr. Freytag and indicated that Company A was increasing its offer to $50.00 per share. The representative also indicated that Company A would send the revised offer to Dr. Freytag in writing shortly thereafter. Dr. Freytag informed the representative that, although the increased offer was attractive to Myogen, it was nevertheless less than another offer received by the Company. Dr. Freytag agreed to discuss the revised offer with the Myogen Board but asked the representative of Company A to consider whether Company A would be willing to make a higher offer.

On the morning of September 29, 2006, the Myogen Board held a telephonic meeting. During the meeting, Dr. Freytag and Mr. Dickinson reviewed the status of the then-current negotiations with each of Gilead and Company A. Representatives of Goldman Sachs and Kirkland & Ellis also updated the Myogen Board with respect to financial and legal aspects of the proposed transactions, respectively.

Throughout the day on September 29, 2006, representatives from the Company, Kirkland & Ellis, Gilead and Cooley participated in several conference calls regarding the draft definitive merger agreement between

Gilead and Myogen submitted by Gilead. The parties tentatively resolved the major open issues relating to the agreement that evening, and the Company agreed to review a revised version of the proposed agreement to be prepared by Gilead early the following morning.

On the evening of September 29, 2006, Myogen received the revised, written offer from Company A that had been discussed that morning. The offer letter indicated that Company A would commit to purchase all of the outstanding common stock of the Company for $50.00 per share in cash on the terms and subject to the conditions of the draft definitive merger agreement that had been previously negotiated by the parties. The letter further provided that the offer would expire at 5:00 p.m. Eastern time on September 30, 2006.

During the morning of September 30, 2006, Dr. Milligan, a representative of Lazard, Dr. Freytag and Mr. Dickinson held a conference call. Dr. Milligan informed Dr. Freytag and Mr. Dickinson that Gilead’s best and final offer to acquire all of the outstanding shares of the Company’s common stock was $52.50 per share in cash. Dr. Freytag indicated that he would present the updated bid to the Myogen Board that day.

Later that morning, a member of the executive management team of Company A called Dr. Freytag and indicated that Company A was authorized to submit a bid to acquire all of the outstanding shares of the Company’s common stock at a price of $52.00 per share in cash and that this offer would be Company A’s best and final offer. When told that Company A’s bid was not the highest bid, the member of Company A’s management team indicated that Company A was not prepared to offer more than $52.00 per share and he orally withdrew the increase in Company A’s bid to $52.00 per share.

On September 30, 2006, the Myogen Board met at a hotel adjacent to the Denver International Airport to review and consider Gilead’s and Company A’s bids. Dr. Freytag, Mr. Dickinson and representatives of Goldman Sachs updated the Myogen Board on the status of negotiations with Gilead and Company A. Representatives of Kirkland & Ellis reviewed the Myogen Board’s fiduciary duties in the context of a transaction of this kind and summarized the terms of the definitive merger agreement as negotiated with Gilead. Representatives of Goldman Sachs presented their financial analysis of Myogen and the terms of the proposed acquisition. Goldman Sachs then delivered to the Myogen Board its oral opinion, subsequently confirmed in writing, to the effect that, as of October 1, 2006 and based upon and subject to the factors and assumptions set forth therein, the $52.50 per share in cash to be received by the holders of shares of Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. For a further discussion of Goldman Sachs’ opinion, see “Opinion of Myogen’s Financial Advisor” below. The Myogen Board then considered the possibility of remaining independent and compared this against the value of the acquisition proposals received to date, including the revised Gilead offer. In doing so, the Myogen Board considered, among other things, the various risks and benefits relating to remaining independent, including the development and other risks related to ambrisentan and darusentan, against the benefits of the Gilead offer, including the substantial premium, the amount of that premium in light of the estimated value of the ambrisentan opportunity and the results of the market check process undertaken by Goldman Sachs on the Company’s behalf. For a further discussion of the deliberations of the Myogen Board, see “Reasons for Recommendation” below. After discussion among the participants in the meeting to address questions from the Myogen Board, the Myogen Board, by a unanimous vote, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, subject to final changes approved by the Company’s senior management, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, Myogen and its stockholders and recommended that the Myogen stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required by Delaware law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement in accordance with the applicable provisions of Delaware law.

Following the meeting of the Myogen Board, Dr. Freytag called Dr. Milligan and a representative of Lazard and informed them that the Myogen Board had approved entering into a definitive merger agreement with Gilead. Dr. Milligan informed Dr. Freytag that the proposed definitive merger agreement would be submitted for approval at a meeting of the Gilead Board to be held on October 1, 2006.

That afternoon and evening and early the following morning, Mr. Dickinson, Kirkland & Ellis, Cooley and members of Gilead’s management team negotiated final changes to the draft definitive merger agreement between the parties.

On October 1, 2006, at a special meeting, the Gilead Board unanimously approved the merger agreement negotiated between the parties and the transactions contemplated thereby. Immediately following the meeting of the Gilead Board, Dr. Milligan called Mr. Freytag and informed him that the Gilead Board had approved the definitive merger agreement and the transactions contemplated thereby. Thereafter, the Company, Gilead and Purchaser executed the Merger Agreement.

On October 2, 2006, Myogen and Gilead issued a joint press release announcing the execution of the Merger Agreement.

Reasons for Recommendation

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that the Myogen stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required by Delaware law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement in accordance with the applicable provisions of Delaware law, the Myogen Board consulted with the Company’s senior management, legal counsel and financial advisor and considered a number of factors, including the following:

•	Financial Condition and Prospects of the Company. The Myogen Board considered its knowledge and familiarity with the Company’s business, financial condition and results of operations, as well as the Company’s financial plan and prospects if it were to remain an independent company. The Myogen Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan. The Myogen Board considered that the holders of Common Stock would continue to be subject to the risks and uncertainties of the Company’s financial plan and prospects unless the Common Stock was acquired for cash. These risks and uncertainties included risks relating to Myogen’s ability to successfully develop and market its current products, potential difficulties or delays in its clinical trials, Myogen’s ability to prepare and prosecute the NDA for ambrisentan, regulatory developments involving current and future products and its effectiveness at managing its financial resources (including financing its research and development activities and the commercialization of any products approved by the FDA through licensing and other agreements), as well as the other risks and uncertainties discussed in the Company’s filings with the SEC.

•	Offer Price; Historical Trading Prices. With assistance from Goldman Sachs, the Myogen Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represented a premium of 49.7% over the $35.08 closing price per share of the Common Stock on the Nasdaq on September 29, 2006, the last trading day prior to the execution of the Merger Agreement. The Myogen Board considered that the Offer Price represented a premium of approximately 51.6% over the average closing price of the Common Stock during the one month prior to the execution of the Merger Agreement, a premium of 72.2% over the average closing price of the Common Stock during the one year prior to the execution of the Merger Agreement and a premium of 200.7% over the average closing price of the Common Stock during the period from the initial public offering of shares of Common Stock until the last trading day prior to the execution of the Merger Agreement.

•

Cash Tender Offer; Certainty of Value. The Myogen Board considered that the Offer provides for a cash tender offer for all Common Stock held by Myogen stockholders to be followed by the Merger in which all of the outstanding shares of Common Stock (other than shares of Common Stock that are held by (a) Purchaser, Gilead or the Company (or by any direct or indirect wholly-owned Subsidiary of Gilead, Purchaser or the Company), which will be canceled, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL) would be converted into cash equal to the Offer Price, thereby enabling Myogen stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Common Stock and eliminating many uncertainties in valuing the merger consideration to be received by the Myogen stockholders in the Merger and any potential coercive effects of a two-step transaction in which the consideration payable in the first-step tender offer might differ from the consideration payable in the second-step merger.

•	Opinion of the Company’s Financial Advisor. The Myogen Board considered the financial analyses and opinion of Goldman Sachs delivered orally to the Myogen Board and subsequently confirmed in writing to the effect that, as of October 1, 2006, and based upon and subject to the factors and assumptions set forth therein, the $52.50 per share in cash to be received by holders of Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated October 1, 2006, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II hereto and is incorporated herein by reference. Goldman Sachs provided its opinion for the information and assistance of the Myogen Board in connection with its consideration of the Offer and the Merger. Goldman Sachs’ opinion is not a recommendation as to whether or not any holder of shares of Common Stock should tender such shares of Common Stock in connection with the Offer or how any holder of shares of Common Stock should vote with respect to the Merger.

•	Terms of the Merger Agreement. The Myogen Board reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, which included the respective representations, warranties, covenants and termination rights of the parties. Those matters considered included:

•	Terms of the Merger Agreement. The Myogen Board considered that, in its view, the material terms of the Merger Agreement, taken as a whole, were as favorable as those found in comparable acquisition transactions.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Myogen Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the shares of Common Stock tendered pursuant to the Offer and Gilead’s obligations to consummate the Merger thereafter, the absence of significant required regulatory approvals (other than antitrust approvals) and the likelihood that required approvals would be received without unacceptable conditions.

•	Purchaser Obligation to Extend Offer. The Myogen Board considered that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, certain subsequent expiration dates.

•	Absence of Financing Condition. The Myogen Board considered that Gilead’s and Purchaser’s obligations pursuant to the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing condition and that Gilead would make representations and warranties in the Merger Agreement about its ability to have funds available to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. With assistance from Goldman Sachs, the Myogen Board also considered Gilead’s financial strength and ability to have funds available to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement based on public information available regarding Gilead.

•

Ability to Respond to Certain Unsolicited Takeover Proposals. The Myogen Board considered the provisions in the Merger Agreement that provide for the ability of the Myogen Board under certain limited circumstances to engage or participate in discussions or negotiations with a person that has made a bona fide acquisition proposal in writing that the Myogen Board reasonably determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a superior proposal and/or furnish to any such person non-public information relating to the Company pursuant to a confidentiality, standstill and nonsolicitation agreement if certain conditions are satisfied, including that the Myogen Board shall have reasonably determined in good faith (after having taken into account the advice of the Company’s outside legal counsel) that the failure to take such action is likely to constitute a breach of its fiduciary obligations to the Company’s stockholders under applicable legal requirements.

•	Ability to Change Recommendation. The Myogen Board considered the provisions in the Merger Agreement that provide for the ability of the Myogen Board under certain limited circumstances to withhold, withdraw, amend or modify in a manner adverse to Gilead, or resolve or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Gilead, the Myogen Board’s recommendation to the Myogen stockholders that they accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required by Delaware law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement if certain conditions are satisfied, including that the Myogen Board shall have reasonably determined in good faith (after having taken into account the advice of the Company’s outside legal counsel) that the failure to so withhold, withdraw, amend or modify the Myogen Board’s recommendation is likely to constitute a breach of its fiduciary duties to the Company’s stockholders under applicable legal requirements.

•	Ability to Terminate Merger Agreement to Accept a Superior Proposal. The Myogen Board considered the provisions in the Merger Agreement that provide for the ability of the Myogen Board to terminate the Merger Agreement upon a change of its recommendation to the stockholders regarding the Offer and the Merger in the manner described in the immediately preceding bullet point in order to enter into a definitive agreement with respect to a superior proposal, if, concurrent with such termination, the Company pays to Gilead a termination fee.

•	Termination Fee. The Myogen Board considered that, in its view, the $75 million termination fee that could become payable pursuant to the Merger Agreement was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Myogen Board entered into or intended to enter into an agreement providing for a transaction that would be more favorable to the Myogen stockholders than the transactions contemplated by the Merger Agreement.

•	Appraisal Rights. The Myogen Board considered the availability of appraisal rights with respect to the Merger for Myogen stockholders who properly exercise their rights under Delaware law, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their shares of Common Stock at the completion of the Merger.

•	Results of Process Conducted. The Myogen Board considered the results of the process that had been conducted by the Company, with the assistance of the Company’s management and advisors, to evaluate strategic alternatives, including the discussions with Gilead and Company A and the solicitation of interest on behalf of several other parties thought to be interested in a business combination transaction with the Company, and the fact that none of them determined to make an offer to acquire Myogen or to enter into discussions or negotiations regarding such a transaction. The Myogen Board also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire the Common Stock at a higher price per share than the Offer Price. Based on the results of that process and Myogen’s extended arm’s-length negotiations with Gilead and Company A, the Myogen Board believed that the Offer Price represented the highest price per share of Common Stock that was reasonably attainable.

The Myogen Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

•	Termination Fee. The Myogen Board considered the restrictions that the Merger Agreement impose on actively soliciting competing bids, and the insistence of Gilead as a condition to its offer that Myogen would be obligated to pay a termination fee of $75 million under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirors from proposing alternative transactions.

•	Failure to Close. The Myogen Board considered that the conditions to Gilead’s and Purchaser’s obligation to accept for payment and pay for shares of Common Stock tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of Myogen’s control. The Myogen Board considered the fact that, if the Offer and Merger are not consummated, Myogen’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and Myogen will have incurred significant transaction costs, attempting to consummate the transaction. The Myogen Board also considered the fact that, if the Offer and Merger are not completed, the market’s perception of Myogen’s continuing business could potentially result in a loss of customers, vendors, business partners, collaboration partners and employees and that the trading price of Common Stock could be adversely affected. The Myogen Board considered that, in that event, it would be unlikely that Company A would continue to be willing to acquire the Common Stock on the proposed terms negotiated by the Company with Company A prior to the Myogen Board’s decision to accept Gilead’s offer.

•	Public Announcement of the Offer and Merger. The Myogen Board considered the effect of a public announcement of the execution of the Merger Agreement and the Offer and Merger contemplated thereby, including effects on the Company’s operations, stock price and employees and the Company’s ability to attract and retain key management and personnel. The Myogen Board also considered the effect of these matters on Gilead and the risks that any adverse reaction to the transactions contemplated by the Merger Agreement could adversely affect Gilead’s willingness to consummate the transactions contemplated by the Merger Agreement.

•	Pre-Closing Covenants. The Myogen Board considered that, under the terms of the Merger Agreement, Myogen agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that Myogen will not take a number of actions related to the conduct of its business without the prior written consent of Gilead. The Myogen Board further considered that these terms of the Merger Agreement may limit the ability of Myogen to pursue business opportunities that it would otherwise pursue.

•	Cash Consideration. The Myogen Board considered the fact that, subsequent to completion of the Merger, Myogen will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Myogen stockholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company, unless they separately acquired Gilead common stock.

•	Tax Treatment. The Myogen Board considered the fact that gains from this transaction would be taxable to the Myogen stockholders for U.S. federal income tax purposes.

The Myogen Board believed that, overall, the potential benefits of the Offer and the Merger to the Myogen stockholders outweighed the risks of the Offer and the Merger.

The foregoing discussion of information and factors considered by the Myogen Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Myogen Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Myogen Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the Myogen Board were aware of the interests of executive officers and directors of Myogen as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(c) Intent to Tender.

To the Company’s knowledge after reasonable inquiry, the Company and all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Common Stock held of record or beneficially by them pursuant to the Offer (other than Common Stock held directly or indirectly by other public companies, as to which the Company has no knowledge or shares of Common Stock for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d) Opinion of Myogen’s Financial Advisor.

Goldman Sachs rendered its opinion to the Myogen Board that, as of October 1, 2006 and based upon and subject to the factors and assumptions set forth therein, the $52.50 per share of Common Stock in cash proposed to be received by the holders of shares of Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 1, 2006, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II hereto. Goldman Sachs provided its opinion for the information and assistance of the Myogen Board in connection with its consideration of the Offer and the Merger. Goldman Sachs’ opinion is not a recommendation as to whether or not any holder of shares of Common Stock should tender such shares of Common Stock in connection with the Offer or how any holder of shares of Common Stock should vote with respect to the Merger.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three fiscal years ended December 31, 2005;

•	the Company’s Registration Statement on Form S-1, including the prospectus contained therein, dated October 28, 2003, relating to the shares of Common Stock;

•	certain Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal financial analyses and forecasts for the Company prepared by its management.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of Common Stock, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the biotechnology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed with the consent of the Myogen Board that the internal financial analyses and forecasts prepared by the management of the Company had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor was any such evaluation or appraisal furnished to Goldman Sachs. Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Offer and the Merger. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, October 1, 2006.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Myogen Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 29, 2006 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs analyzed the consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement in relation to the closing market price or average market price of the shares of Common Stock for various periods since the initial public offering of Myogen. The following table presents the results of this analysis:

Time Period	Myogen Price	Implied Premium Based on $52.50 Per Share Offer Price
Prior to Close as of September 29, 2006	$35.08	49.7%
One Year High	$41.31	27.1%
One Week Prior	$34.43	52.5%
One Month Prior	$34.88	50.5%
Three Months Prior	$28.83	82.1%
One Year Prior	$23.99	118.8%
One Week Average	$34.87	50.6%
One Month Average	$34.63	51.6%
Three Month Average	$31.77	65.2%
One Year Average	$30.49	72.2%
Since Initial Public Offering Average	$17.46	200.7%

Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Company’s probability-adjusted management forecast. Goldman Sachs calculated indications of net present value of the Company’s management’s forecasts of the free cash flows for the Company for the years 2007 through 2015 using discount rates ranging from 12% to 17%. Goldman Sachs calculated the implied price per share of Common Stock using illustrative terminal values in the year 2016 based on price-to-earnings multiples ranging from 20x to 35x. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 12% to 17%. The following table presents the results of this analysis:

Implied Per Share Value	$26.35 - $62.84

Sum-of-the-Parts Analysis. Goldman Sachs performed an illustrative sum-of-the-parts analysis on the Company’s core assets using certain financial forecasts for the Company prepared by its management and by applying an illustrative discounted cash flow analyses of the Company’s management’s forecasts of the free cash flows for ambrisentan and darusentan and the Company’s net operating loss carry-forward and, then adding the implied per share values resulting from such discounted cash flow analyses to the Company’s net cash (including option and warrant proceeds) per share based on the Company’s management’s estimates. Goldman Sachs utilized discount rates ranging from 12% to 17% and revenue multiples of 2.0x to 4.0x for 2015 estimated revenues for purposes of performing its discounted cash flow analysis of each of ambrisentan and darusentan.

Goldman Sachs utilized a discount rate of 5.4% for purposes of performing its discounted cash flow analysis on the Company’s net operating loss carry-forward. The following table presents the results of this analysis:

Implied Per Share Value
Ambrisentan	$14.18 - $25.36
Darusentan	$ 5.16 - $14.41
Net Operating Loss Carry Forwards	$ 1.64 - $ 1.64
Net Cash	$ 3.77 - $ 3.77
Total	$24.75 - $45.18

In addition to the analysis above, Goldman Sachs performed an illustrative sensitivity analysis addressing the impact on implied share value of upside sensitivities for each of ambrisentan and darusentan. With respect to ambrisentan, the upside sensitivities were based on placing a pricing premium on the higher anticipated dosage, increasing annual carryover of patients, extending patent life and assuming that Thelin is not launched in the U.S. With respect to darusentan, the upside sensitivity was based on increasing peak sales. Goldman Sachs noted that this analysis assumed that all of the above upsides would be achieved. The following table presents the results of this analysis:

Total Implied Per Share Value	$41.54 - $78.82

Present Value of Future Stock Price. Goldman Sachs performed an illustrative future share price analysis, which is designed to provide an indication of the potential future value of a company’s equity as a function of the company’s future earnings and its assumed price to forward earnings per share multiple. Goldman Sachs used certain financial forecasts for the Company prepared by its management assuming additional equity financing (to meet upcoming near-term capital requirements, if the Company were to remain independent). Goldman Sachs calculated implied equity values per share of Common Stock for 2011 to 2015 by applying price to earnings per share multiples ranging from 15.0x to 35.0x to estimates prepared by the Company’s management of 2011 to 2015 earnings per share. Goldman Sachs then calculated the present value of the implied per share equity values using a discount rate of 14% based on estimates relating to the Company’s cost of equity capital. The following table presents the results of this analysis:

Implied Per Share Value	$19.00 - $55.00

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to selected business combination transactions in the biotechnology industry since March 2001 to reflect a representative sample of transactions. In the case of each of the transactions involving stock consideration, the value of the stock consideration paid was determined based on the closing market price of the acquirer’s stock on the last completed trading day prior to the announcement of the transaction. These transactions (listed by acquirer/target and date of announcement) were:

•	Millennium Pharmaceuticals Inc. / AnorMED Inc. (September 2006)

•	Merck KGaA / Serono S.A. (September 2006)

•	Novartis AG / NeuTec Pharma plc (June 2006)

•	AstraZeneca plc / Cambridge Antibody Technology Group plc (May 2006)

•	Amgen Inc. / Abgenix, Inc. (December 2005)

•	Novartis AG / Chiron Corporation (September 2005)

•	GSK / ID Biomedical Corporation (September 2005)

•	OSI Pharmaceuticals, Inc. / Eyetech Pharmaceuticals, Inc. (August 2005)

•	MGI Pharma, Inc. / Guilford Pharmaceuticals Inc. (July 2005)

•	Pfizer Inc. / Vicuron Pharmaceuticals Inc. (June 2005)

•	Genzyme Corporation / Bone Care International, Inc. (May 2005)

•	GSK / Corixa Corporation (April 2005)

•	Shire Pharmaceuticals Group plc / Transkaryotic Therapies, Inc. (April 2005)

•	QLT Inc. / Atrix Laboratories, Inc. (June 2004)

•	UCB S.A. / Celltech Group plc (May 2004)

•	Amgen Inc. / Tularik Inc. (March 2004)

•	Genzyme Corporation / ILEX Oncology, Inc. (February 2004)

•	Pfizer Inc. / Esperion Therapeutics, Inc. (December 2003)

•	Eli Lilly and Company / Applied Molecular Evolution, Inc. (November 2003)

•	Genzyme Corporation / SangStat Medical Corporation (August 2003)

•	IDEC Pharmaceuticals Corporation / Biogen, Inc. (June 2003)

•	Cell Therapeutics, Inc. / Novuspharma S.P.A. (June 2003)

•	Chiron Corporation / PowderJect Pharmaceuticals plc (May 2003)

•	Celltech Group plc / Oxford GlycoSciences plc (February 2003)

•	NPS Pharmaceuticals, Inc. / Enzon Pharmaceuticals, Inc. (February 2003)

•	Johnson & Johnson / Scios Inc. (February 2003)

•	Gilead / Triangle Pharmaceuticals, Inc. (December 2002)

•	Versicor Inc. / Biosearch Italia S.P.A. (July 2002)

•	Serono S.A. / Genset S.A. (June 2002)

•	Berna Biotech AG / Rhein Biotech NV (May 2002)

•	Amgen Inc. / Immunex Corporation (December 2001)

•	Millennium Pharmaceuticals Inc. / COR Therapeutics, Inc. (December 2001)

•	MedImmune, Inc. / Aviron (December 2001)

•	Exelixis, Inc. / Genomica Corporation (November 2001)

•	Bristol-Myers Squibb Company / ImClone Systems Incorporated (September 2001)

•	Celera Genomics Group / Axys Pharmaceuticals, Inc. (June 2001)

•	Sequenom, Inc. / Gemini Genomics plc (May 2001)

•	Merck & Co., Inc. / Rosetta Inpharmatics, Inc. (May 2001)

•	Vertex Pharmaceuticals Incorporated / Aurora Biosciences Corporation (April 2001)

•	Johnson & Johnson / ALZA Corporation (March 2001)

For each of the selected transactions, Goldman Sachs calculated the premium represented by the price paid for the target to both the closing price per common share of the target one day prior to the announcement date and twenty trading days prior to the announcement date.

Goldman Sachs relied on information from public filings, press releases and investor presentations of the target companies and information published by FactSet (a data source containing historical market prices). The following table presents the results of this analysis:

	Range	Mean	Median
Premium to 1 day prior price	2.3% - 116.0%	38.3%	34.8%
Premium to 1 month prior price	(5.1)% - 189.9%	54.0%	54.8%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the Myogen Board as to the fairness from a financial point of view of the $52.50 per share of Common Stock in cash to be received by the holders of shares of Common Stock in the Offer and the Merger pursuant to the Merger Agreement. These analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Gilead, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Offer Price to be paid in the Offer and the Merger pursuant to the Merger Agreement was determined through arms’-length negotiations between the Company and Gilead and was approved by the Myogen Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Myogen or the Myogen Board or that any specific amount of consideration constituted the only appropriate consideration for the Offer or the Merger.

As described above, Goldman Sachs’ opinion to the Myogen Board was one of many factors taken into consideration by the Myogen Board in making its determination to approve the Merger Agreement, the Offer and the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II hereto.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions, as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. In addition, Goldman Sachs has provided certain investment banking services to the Company from time to time, including having acted as sole bookrunner with respect to the Company’s public offering of 5.4 million shares of Common Stock in September 2005. Goldman Sachs has provided certain investment banking services to Gilead from time to time, including having extended a bank loan (aggregate principal amount $500,000,000) to Gilead in December 2005 and acted as a co-manager with respect to Gilead’s offering of its 0.5% Convertible Notes due 2011 (aggregate principal amount $650,000,000) and 0.625% Convertible Notes due 2011 (aggregate principal amount $650,000,000) in April 2006. Goldman Sachs also may provide investment banking services to the Company and Gilead in the future. In connection with the above-described investment banking services Goldman Sachs has received, and may receive, compensation.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such service to the Company, Gilead and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Gilead for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities.

The Company selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement, dated July 31, 2006, the Company engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $18.6 million, all of which is payable upon consummation of the Offer. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Goldman Sachs & Co.

The Company selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement, dated July 31, 2006, the Company engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $18.6 million, all of which is payable upon consummation of the Offer. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or Merger.

Item 6. Interest in Securities of the Subject Company.

Other than set forth below, no transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director, affiliate or subsidiary of the Company:

Identity of Person	Date of Transaction	Number of Shares	Price per share	Nature of Transaction
Michael R. Bristow	09/01/06	44,938	$1.25	Same-Day Option Exercise and Sale pursuant to 10b5-1 Trading Plan adopted 3/17/2006

Michael R. Bristow	09/05/06	9,602	$1.25	Same-Day Option Exercise and Sale pursuant to 10b5-1 Trading Plan adopted 3/17/2006

J. William Freytag	08/09/06	10,000	$31.0766	Sale of shares owned pursuant to 10b5-1 Trading Plan adopted 8/23/2005

J. William Freytag	09/12/06	10,000	$33.2583	Sale of shares owned pursuant to 10b5-1 Trading Plan adopted 8/23/2005

Identity of Person	Date of Transaction	Number of Shares	Price per share	Nature of Transaction

J. William Freytag	10/10/06	15,000	$51.7923	Sale of shares owned pursuant to 10b5-1 Trading Plan adopted 8/23/2005

Michael J. Gerber	08/17/06	10,000	$1.25	Same-Day Option Exercise and Sale pursuant to 10b5-1 Trading Plan adopted 3/10/2006

Michael J. Gerber	09/21/06	10,000	$1.25	Same-Day Option Exercise and Sale pursuant to 10b5-1 Trading Plan adopted 3/10/2006

Michael J. Gerber	10/02/06	5,000	$1.25	Same-Day Option Exercise and Sale pursuant to 10b5-1 Trading Plan adopted 3/10/2006

Richard J. Gorczynski	08/29/06	8,527	$1.25	Same-Day Option Exercise and Sale pursuant to 10b5-1 Trading Plan adopted 3/10/2006

Richard J. Gorczynski	08/29/06	1,773	$2.50	Same-Day Option Exercise and Sale pursuant to 10b5-1 Trading Plan adopted 3/10/2006

Richard J. Gorczynski	09/01/06	10,700	$1.25	Same-Day Option Exercise and Sale pursuant to 10b5-1 Trading Plan adopted 3/10/2006

Richard J. Gorczynski	10/02/06	51,937	$1.25	Same-Day Option Exercise and Sale pursuant to 10b5-1 Trading Plan adopted 3/10/2006

Richard J. Gorczynski	10/02/06	33,834	$5.00	Same-Day Option Exercise and Sale pursuant to 10b5-1 Trading Plan adopted 3/10/2006

Richard J. Gorczynski	10/02/06	19,229	$8.48	Same-Day Option Exercise and Sale pursuant to 10b5-1 Trading Plan adopted 3/10/2006

Joseph L. Turner	08/15/06	5,000	$1.25	Same-Day Option Exercise and Sale pursuant to 10b5-1 Trading Plan adopted 8/22/2005

Joseph L. Turner	08/21/06	2,500	$33.05	Sale of shares owned pursuant to 10b5-1 Trading Plan adopted 3/29/2006

Joseph L. Turner	09/15/06	5,000	$1.25	Same-Day Option Exercise and Sale pursuant to 10b5-1 Trading Plan adopted 8/22/2005

During the past 60 days prior to the date of this Schedule 14D-9 and in the ordinary course of business, the Company has granted options to purchase shares of its common stock to newly hired employees pursuant to the Option Plan. During this period, no options were granted to any executive officer, director, affiliate or subsidiary of the Company.

During the past 60 days prior to the date of this Schedule 14D-9 and in the ordinary course, the Company has issued shares of Common Stock to holders of warrants to purchase Common Stock and options to purchase Common Stock upon the exercise of such warrants and options by the holders thereof.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Myogen Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Myogen Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company granted to Gilead and Purchaser an assignable and irrevocable option (the “Top-Up Option”) to purchase from the Company the number of newly-issued shares of Common Stock equal to the lesser of (i) the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Gilead or Purchaser at the time of exercise of the Top-Up Option, constitutes 91% of the number of shares of Common Stock that would be outstanding immediately after the issuance of all shares of Common Stock subject to the Top-Up Option or (ii) the aggregate number of shares of Common Stock that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option.

The Top-Up Option may be exercised by Gilead or Purchaser, in whole or in part, at any time at or after the Acceptance Time, so long as the total number of shares of Common Stock beneficially owned by Purchaser and Gilead constitutes at least 80% of the number of shares of Common Stock outstanding. The aggregate purchase price payable for the shares of Common Stock being purchased by Gilead or Purchaser pursuant to the Top-Up Option would be determined by multiplying the number of such shares by the Offer Price, which may be paid by Gilead or Purchaser either in cash or part in cash and part by a promissory note.

Vote Required to Approve the Merger and DGCL Section 253

The Myogen Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by the Company of shares upon the exercise by Gilead of the Top-Up Option, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. The Myogen Board approved the Offer and the Merger for purposes of Section 203 of the DGCL. A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Common Stock in the Offer and the Merger.

Under the HSR Act, the purchase of Common Stock in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Gilead and Purchaser filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s purchase of Common Stock in the Offer and the Merger on October 12, 2006, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on October 27, 2006, unless earlier terminated by the FTC and the Antitrust Division or the Company receives a request for additional information or documentary material prior to that time. If, at the end of the 15-calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from the Company, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of the Company’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with the Company’s consent. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor a request made to the Company from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Common Stock in the Offer and the Merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of Gilead, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

The Company is not aware of any other material government or regulatory approvals that need to be obtained, or waiting periods with which it needs to comply, to complete the Offer and the Merger. Based upon an examination of publicly available information relating to the businesses in which Gilead and the Company are engaged, the Company believes that Purchaser’s purchase of Common Stock in the Offer and Merger should not violate the applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of its Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal’ rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders or pursuant to written consent of the Company’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the surviving corporation in the Merger mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, Myogen, Inc., 7575 West 103rd Avenue, Suite 102, Westminster, Colorado 80021. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The Company expects that Gilead would cause the surviving corporation in the Merger to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Common Stock is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the surviving corporation in the Merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Gilead has no present intention to cause or permit the surviving corporation in the Merger to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 16, 2006.*†

(a)(1)(B)	Form of Letter of Transmittal.*†

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*†

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*†

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†

(a)(1)(G)	Summary Newspaper Advertisement as published on October 16, 2006 in The Wall Street Journal.*

(a)(1)(I)	Joint press release issued by Gilead Sciences, Inc. and Myogen, Inc., dated October 2, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on October 2, 2006).

(a)(1)(J)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).†

(a)(2)(A)	Letter to Stockholders from the Chairman of the Board, President and Chief Executive Officer of Myogen, Inc., dated October 16, 2006.†

(a)(2)(B)	Transcript of a conference call conducted by Myogen, Inc. on October 2, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Myogen, Inc. on October 2, 2006).

(a)(5)	Opinion of Goldman Sachs & Co. to the Board of Directors of Myogen, Inc., dated October 1, 2006 (incorporated by reference to Annex II attached to this Schedule 14D-9).†

(e)(1)	Agreement and Plan of Merger, dated as of October 1, 2006, by and among Gilead Sciences, Inc., Mustang Merger Sub, Inc. and Myogen, Inc. (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by Myogen, Inc. on October 5, 2006).

Exhibit No.	Description

(e)(2)	Form of Indemnity Agreement between Myogen, Inc. and each of the directors and officers of Myogen, Inc. (incorporated by reference to Exhibit 10.11 to Myogen, Inc.’s Registration Statement on Form S-1/A (File No. Registration No. 333-108301)).

(e)(3)	Form of Employment Agreement between Myogen, Inc. and each of its executive officers (incorporated by reference to Exhibit 10.10 to Myogen, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004).

(e)(4)	Myogen, Inc. 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Myogen, Inc.’s Registration Statement on Form S-1/A (File No. Registration No. 333-108301)).

(e)(5)	Mutual Confidential Disclosure Agreement, dated May 19, 2006, between Gilead Sciences, Inc. and Myogen, Inc. *

(e)(6)	Confidentiality and Exclusivity Agreement, dated August 3, 2006, between Gilead Sciences, Inc. and Myogen, Inc. *

*	Incorporated by reference to the Schedule TO filed by Mustang Merger Sub, Inc. and Gilead Sciences, Inc. on October 16, 2006.
†	Included in materials mailed to stockholders of Myogen, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MYOGEN, INC.

By:	/s/ J. WILLIAM FREYTAG, PH.D.
Name: Title:	J. William Freytag, Ph.D. President and Chief Executive Officer

Dated: October 16, 2006

ANNEX I

MYOGEN, INC.

7575 WEST 103RD AVENUE, SUITE 102

WESTMINSTER, COLORADO 80021

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about October 16, 2006, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Myogen, Inc., a Delaware corporation (“Myogen” or the “Company”), with respect to the tender offer by Mustang Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), to the holders of record of shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Myogen. You are receiving this Information Statement in connection with the possible election of persons designated by Gilead to a majority of the seats on the board of directors of the Company (the “Myogen Board”). Such designation would be made pursuant to an Agreement and Plan of Merger, dated as of October 1, 2006 (the “Merger Agreement”), by and among Gilead, Purchaser and the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on October 16, 2006 to purchase all outstanding shares of Common Stock at a price of $52.50 per share, net to the seller thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated October 16, 2006 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on November 10, 2006, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Myogen stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Gilead with the Securities and Exchange Commission (the “SEC”) on October 16, 2006.

The Merger Agreement provides that, promptly after such time as Purchaser accepts for payment shares of Common Stock pursuant to the Offer and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, Purchaser will be entitled to designate at its option up to that number of directors of the Myogen Board equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the Myogen Board (giving effect to any increase in the number of directors on the Myogen Board pursuant to Purchaser’s exercise of its option) and (y) a fraction, the numerator of which is the number of shares of Common Stock held by Gilead and Purchaser (after giving effect to the number of shares of Common Stock purchased in the Offer) and the denominator of which is the total number of then outstanding shares of Common Stock. The effect of Purchaser’s exercise of its option is the ability to designate a majority of the Myogen Board. In connection with the foregoing, the Company will promptly, at the option of Gilead, either increase the size of the Myogen Board and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser’s designees to be elected or appointed to the Myogen Board. In addition, at Gilead’s request, the Company will cause the individuals so designated by Purchaser to constitute substantially the same percentage (rounding up where appropriate) on each committee of the Myogen Board. However, following the election or appointment of Purchaser’s designees to the Myogen Board and prior to the Effective Time, any amendment or termination of the Merger Agreement, any extension by the Company of the time for the performance of, or any waiver by the Company of, any of the obligations or other acts of Purchaser or Gilead under the Merger Agreement, any waiver of any of the Company’s rights under the Merger Agreement, and any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated thereby, will require the approval of a majority of the directors, to the extent there are any, who are directors prior to the Appointment Time and who continue on the Myogen Board after Purchaser’s election or appointment of the Gilead designees to the Myogen Board.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser’s designees to the Myogen Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Gilead, Purchaser and Purchaser’s designees has been furnished to the Company by Gilead, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Purchaser has informed the Company that it will choose its designees to the Myogen Board from the executive officers and directors of Gilead and/or Purchaser listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to stockholders of the Company. The information with respect to such individuals in Schedule I of the Offer to Purchase is incorporated herein by reference. Purchaser has informed the Company that each of the executive officers and directors of Gilead and/or Purchaser listed in Schedule I of the Offer to Purchase who may be chosen has consented to act as a director of the Company, if so designated.

Based solely on the information set forth in Schedule I of the Offer to Purchase filed by Purchaser, none of the executive officers or directors of Gilead and/or Purchaser listed in Schedule I of the Offer to Purchase (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the best knowledge of Purchaser and Gilead, none of the executive officers or directors of Gilead and/or Purchaser listed in Schedule I of the Offer to Purchase beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Purchaser has informed the Company that, to the best of its knowledge, none of the executive officers or directors of Gilead and/or Purchaser listed in Schedule I of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Purchaser’s designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than November 10, 2006, and that, upon assuming office, Purchaser’s designees will thereafter constitute at least a majority of the Myogen Board. It is currently not known which of the current directors of the Company will resign, if any.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of (i) 100,000,000 shares of Common Stock and (ii) 5,000,000 shares of Company Preferred Stock. As of the close of business on October 11, 2006, there were 43,440,061 shares of Common Stock outstanding and no shares of Company Preferred Stock outstanding. The Myogen Board currently consists of eight members.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of October 8, 2006.

Name	Age	Position(s)
J. William Freytag, Ph.D.	55	Chairman of the Board, President and Chief Executive Officer
Michael R. Bristow, M.D., Ph.D.	61	Scientific Advisor and Director
Kirk K. Calhoun	62	Director
Judith A. Hemberger, Ph.D.	59	Director
Jerry T. Jackson	65	Director
Daniel J. Mitchell	49	Director
Arnold L. Oronsky, Ph.D.	65	Director
Michael J. Valentino	52	Director
Robert Caspari, M.D.	60	Senior Vice President of Commercial Operations and Medical Affairs
Andrew D. Dickinson	36	Vice President of Corporate Development, General Counsel and Secretary
Michael J. Gerber, M.D.	53	Senior Vice President of Clinical Development and Regulatory Affairs
Richard J. Gorczynski, Ph.D.	58	Senior Vice President of Research and Development
Joseph L. Turner	55	Senior Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Assistant Secretary

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of Myogen.

J. William Freytag, Ph.D. has served as our President and Chief Executive Officer and as a Director since July 1998 and as Chairman of our Board since December 2000. From May 1998 to July 1998, Dr. Freytag was an independent consultant to the healthcare industry. From October 1994 to May 1998, Dr. Freytag was a Senior Vice President at Somatogen, Inc., a biopharmaceutical company, where he was responsible for corporate and commercial development. Prior to Somatogen, he was President of Research and Development at Boehringer Mannheim Corporation, an international healthcare company, from May 1990 to September 1994. Previously, Dr. Freytag spent ten years with DuPont Medical Products in various research and business positions. Dr. Freytag is a director of Immunicon Corporation. Dr. Freytag received a Ph.D. in biochemistry from the University of Kansas Medical Center.

Michael R. Bristow, M.D., Ph.D. was the founder of Myogen and has served as a Director since October 1996. Dr. Bristow has served as a Scientific Advisor to Myogen since February 2006 and served as our Chief Science and Medical Officer from October 1996 to February 2006. Dr. Bristow founded and is the Chief Executive Officer of ARCA Discovery, Inc., a pharmocogenomic drug development and discovery company in the field of cardiovascular disease. Dr. Bristow is currently Professor of Medicine at the University of Colorado and Co-Director of the University of Colorado Cardiovascular Institute. He is the author of over 300 peer-reviewed publications and chapters on heart failure or cardiomyopathy for cardiology textbooks, including Braunwald’s “Heart Disease: A Textbook of Cardiovascular Medicine” and Hurst’s “The Heart.” Dr. Bristow holds a M.D. and Ph.D. from the University of Illinois.

Kirk K. Calhoun has served as a Director since January 2004. Mr. Calhoun joined Ernst & Young, LLP, a public accounting firm, in 1965 and served as a partner of the firm from 1975 until his retirement in 2002. His responsibilities included both area management and serving clients in a variety of industries, including biotechnology. Mr. Calhoun is a Certified Public Accountant with a background in auditing and accounting. He is currently on the board of directors of Abraxis Bioscience, Inc., Adams Respiratory Therapeutics, Inc., Aspreva Pharmaceuticals Corporation and Replidyne, Inc. Mr. Calhoun received a B.S. in accounting from the University of Southern California.

Judith A. Hemberger, Ph.D. has served as a Director since December 2005. Dr. Hemberger is the Chief Executive Officer of The Macroflux Corporation, a medical device life sciences company. Dr. Hemberger was a co-founder of and has served as Executive Vice President and Chief Operating Officer and a Director of Pharmion Corporation from its inception until her retirement on April 1, 2006. From 1997 to 1999, she worked as a consultant to various healthcare companies. During this period she also served as a Senior Vice President of Business Development at AVAX Technologies, Inc., a vaccine technology company. From 1979 to 1997, Dr. Hemberger worked at Marion Laboratories and successor companies Marion Merrell Dow and Hoechst Marion Roussel. She led a number of strategic functions including Professional Education, Global Regulatory Affairs, Global Medical Affairs and Commercial Development. Her final role in the company was Senior Vice President of Global Drug Regulatory Affairs. Dr. Hemberger currently serves on the board of directors of PRA International, Zymogenetics, Inc. and Renovis. Dr. Hemberger holds a Ph.D. in pharmacology from the University of Missouri and a M.B.A. from Rockhurst College.

Jerry T. Jackson has served as a Director since September 2002. Mr. Jackson was employed by Merck & Co., Inc., a pharmaceutical company, from 1965 until his retirement in 1995. During this time, he had extensive experience in sales, marketing and corporate management, including joint ventures. From 1993 until retirement, Mr. Jackson served as Executive Vice President of Merck with broad responsibilities for numerous operating groups, including being President of Merck’s Worldwide Human Health Division in 1993. Mr. Jackson was Senior Vice President responsible for Merck’s Specialty Chemicals Business from 1991 to 1992. Previously, he was President of Merck’s International Division from 1988 to 1991. Mr. Jackson has served on the board of directors of several biotech pharmaceutical companies and currently is on the board of directors of Langford I.C. Systems Inc., a privately-held company. Mr. Jackson holds a B.A. in education from the University of New Mexico.

Daniel J. Mitchell has served as a Director since May 1998. Mr. Mitchell founded and is a Manager of Sequel Venture Partners, L.L.C., a venture capital firm formed in January 1997. Mr. Mitchell was a founder of Capital Health Venture Partners, a health care focused venture capital firm, in October 1986 and was a General Partner. He is currently on the board of directors of Replidyne, Inc. Mr. Mitchell holds a M.B.A. from the University of California at Berkeley.

Arnold L. Oronsky, Ph.D. has served as a Director since October 1998. Dr. Oronsky is General Partner with InterWest Partners, a venture capital firm focusing on investments in medical and information technology. Dr. Oronsky joined InterWest in a full-time capacity in 1994 after serving as a special limited partner since 1989. In addition to the position of General Partner at InterWest, he also serves as a senior lecturer in the Department of Medicine at Johns Hopkins Medical School. From 1980 to 1993, Dr. Oronsky was the Vice President for Discovery Research at the Lederle Laboratories division of American Cyanamid Company, a pharmaceutical company. From 1973 to 1976, Dr. Oronsky was the head of the Inflammation, Allergy, and Immunology Research program for Ciba-Geigy Pharmaceutical Company. From 1970 to 1972, Dr. Oronsky was assistant professor at Harvard Medical School, where he also served as a research fellow from 1968 to 1970. Dr. Oronsky is currently on the board of directors of Anesiva Inc., Aspreva Pharmaceuticals Corporation, Dynavax Technologies Corporation and Metabasis Therapeutics, Inc. Dr. Oronsky holds a Ph.D. from Columbia University’s College of Physicians & Surgeons.

Michael J. Valentino has served as a Director since March 2005. Mr. Valentino has thirty years of experience in the prescription and consumer pharmaceuticals industry. He currently serves as the President and Chief Executive Officer and a Director of Adams Respiratory Therapeutics, Inc. During 2003, Mr. Valentino served as President and Chief Operating Officer of the Global Human Pharmaceutical Division of Alpharma, Inc. From 1999 to 2002, he served in senior management roles at Novartis AG, including as the Executive Vice President, Global Head Consumer Pharmaceuticals and the President and Chief Operating Officer of Novartis, North America. From 1996 to 1998, Mr. Valentino served the President of Pharmacia & Upjohn’s Consumer Products Division. Prior to 1996, Mr. Valentino spent 12 years at Warner Lambert in a variety of senior level roles. Mr. Valentino holds a B.A. in psychology from State University of New York at Stony Brook.

Robert Caspari, M.D. has served as our Senior Vice President of Commercial Operations and Medical Affairs since March 2006. Prior to joining us, Dr. Caspari worked as an independent consultant to the biotechnology, pharmaceutical and venture capital industries. From August 2000 to April 2004, Dr. Caspari served as the Vice President and General Manager, BioPharmaceuticals of Novo Nordisk Pharmaceuticals, Inc. From April 1999 to July 2000, Dr. Caspari was Vice President of Medical Affairs at NeoRX Corporation. From 1982 until April 1999, Dr. Caspari held a variety of management positions at Baxter International, Inc., Somatogen, Inc., Boehringer Mannheim Corporation, Gynopharma, Inc., Schering-Plough and Lederle Laboratories. Dr. Caspari entered the pharmaceutical industry in 1982 after practicing internal medicine for four years. Dr. Caspari received a B.A. in psychology from UCLA and obtained his medical degree from Georgetown University. He has more than twenty-four years experience in drug development and commercialization.

Andrew D. Dickinson has served as our Vice President, General Counsel and Secretary since December 2004. Since March 6, 2006, Mr. Dickinson has served as our Vice President of Corporate Development. From January 2003 to December 2004, Mr. Dickinson was a partner at Kendall, Dickinson & Koenig PC, a corporate and securities law firm. From May 1999 to December 2002, Mr. Dickinson was a business associate at Cooley Godward LLP. Previously, Mr. Dickinson was a corporate and securities associate at Kirkland & Ellis LLP. Mr. Dickinson holds a J.D. from the Loyola University of Chicago School of Law.

Michael J. Gerber, M.D. has served as our Senior Vice President of Clinical Development and Regulatory Affairs since February 2002. From October 2001 to February 2002, Dr. Gerber was an independent consultant to the healthcare industry. From July 1999 until October 2001, Dr. Gerber was Senior Vice President, Clinical Development and Regulatory Affairs of Allos Therapeutics, Inc., a pharmaceutical company. Dr. Gerber also served as Vice President, Medical Affairs of Allos from November 1994 until July 1999. From 1991 to 1994, Dr. Gerber was Executive Director, Clinical Sciences and Medical Affairs at Somatogen Inc., where he directed nonclinical and clinical development. Prior to joining Somatogen, Dr. Gerber was in private practice since 1987 and directed the Pulmonary Drug Evaluation Program subsidiary of Pulmonary Consultants, Inc. Dr. Gerber is board certified in internal, pulmonary and critical care medicine, and is Clinical Assistant Professor of Medicine at the University of Colorado Health Sciences Center. Dr. Gerber received his M.D. from the University of Colorado School of Medicine.

Richard J. Gorczynski, Ph.D. has served as our Senior Vice President of Research and Development since December 2003, and prior to that served as our Vice President of Research and Development since December 1998. From December 1994 to November 1998, Dr. Gorczynski was Vice President of R&D for Somatogen, Inc. From September 1985 to November 1994, Dr. Gorczynski served as Executive Director of Cardiovascular Diseases Research for Monsanto-Searle Pharmaceuticals. From September 1976 to August 1985, Dr. Gorczynski

was head of Pharmacology at American Critical Care, a pharmaceutical division of American Hospital Supply Corporation. Dr. Gorczynski holds a Ph.D. in physiology from the University of Virginia School of Medicine.

Joseph L. Turner has served as our Senior Vice President of Finance and Administration and Chief Financial Officer since December 2003. He initially joined us on a part-time basis in December 1999 as our acting Chief Financial Officer and joined us full-time as our Vice President of Finance and Administration and Chief Financial Officer in September 2000. From July 1999 to May 2000, Mr. Turner was an independent strategic financial consultant to emerging companies. From November 1997 to June 1999, Mr. Turner worked at Centaur Pharmaceuticals, a biopharmaceutical company, where he served in several positions, including Vice President, Finance and Chief Financial Officer. From March 1992 to October 1997, Mr. Turner served as Vice President, Finance and Chief Financial Officer of Cortech, Inc., a biopharmaceutical company. Previously, Mr. Turner spent twelve years with Eli Lilly and Company, where he held a variety of financial management positions both within the United States and abroad. Mr. Turner holds a M.A. in molecular, cellular and developmental biology from the University of Colorado and a M.B.A. from the University of North Carolina.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Myogen Board Structure and Committee Composition

As of the date of this Information Statement, the Myogen Board has eight directors. Committees of the Myogen Board include: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The current membership of these committees and the function of each of these committees are described below. Each of these committees operates under a written charter adopted by the Myogen Board. All of the committee charters are available on Myogen’s website at http://www.myogen.com. Below is a summary of our current committee membership.

Name of Director	Audit	Compensation	Nominating and Corporate Governance
Kirk K. Calhoun	Chairman
Judith A. Hemberger, Ph.D.^†		Member	Member
Jerry T. Jackson			Chairman
Daniel J. Mitchell	Member	Chairman
Arnold L. Oronsky, Ph.D.	Member		Member
Michael J. Valentino#		Member

^	Joined the Compensation Committee in December 2005.
†	Joined the Nominating and Corporate Governance Committee in May 2005.
#	Joined the Compensation Committee in May 2005.

During fiscal 2005, the Myogen Board met twelve times and acted by written consent twice. Each incumbent director attended or participated in at least 75% of the aggregate of (i) the total number of meetings of the Myogen Board and (ii) the total number of meetings held by all committees of the Myogen Board on which each such director served (in each case referring to the number of meetings of the board or committees, as applicable, that occurred while such director was a member of the board or such committees). During fiscal 2005, the Audit Committee held six meetings, the Compensation Committee held two meetings and the Nominating and Corporate Governance Committee held two meetings. The Myogen Board and committees of the Myogen Board also approved certain matters by unanimous written consent. Myogen invites and encourages all directors to attend its annual meeting of stockholders. All of the directors attended the annual meeting of stockholders held in fiscal 2005 in person other than Dr. Andrew N. Schiff, M.D., a then-current director whose term expired at the annual meeting of stockholders.

On February 24, 2005, Dr. Schiff informed the Company of his intention not to stand for re-election to the Myogen Board at the Company’s 2005 annual meeting of stockholders. Dr. Schiff continued to serve as a director of the Company and as a member of the Company’s Compensation Committee until the expiration of his term on May 11, 2005. Dr. Schiff resigned from the Company’s Nominating and Corporate Governance Committee on February 24, 2005.

On February 21, 2006, Sigrid Van Bladel, Ph.D. informed us of her intention not to stand for re-election to the Myogen Board at the 2006 annual meeting of stockholders due to the increasing demands on her time at New Enterprise Associates. Dr. Van Bladel continued to serve as a director of the Company and as a member of the Company’s Nominating and Corporate Governance Committee until the expiration of her term on May 4, 2006.

Since January 1, 2005, the members of the Audit Committee have been Messrs. Calhoun and Mitchell and Dr. Oronsky.

During fiscal 2005, the members of the Compensation Committee were Messrs. Mitchell and Valentino and Drs. Hemberger and Schiff. The Myogen Board appointed Mr. Valentino to serve on the Compensation Committee effective as of May 11, 2005 following the expiration of Dr. Schiff’s term as a member of the Compensation Committee. The Myogen Board appointed Dr. Hemberger to the Compensation Committee effective as of December 14, 2005. Since that time, the members of the Compensation Committee have been Messrs. Mitchell and Valentino and Dr. Hemberger.

During fiscal 2005, the members of the Nominating and Corporate Governance Committee were Mr. Jackson, Dr. Oronsky and Dr. Van Bladel. Dr. Van Bladel served as a member of the Nominating and Corporate Governance Committee, following the expiration of Dr. Schiff’s term as a member of the Nominating and Corporate Governance Committee, until the expiration of her term on May 4, 2006. The Myogen Board appointed Dr. Hemberger to serve on the Nominating and Corporate Governance Committee effective as of May 4, 2006.

In November 2005, the Myogen Board created the Engagement Committee. During fiscal 2005 and 2006, the members of the Engagement Committee were Dr. Freytag and Messrs. Mitchell and Valentino. The Engagement Committee met three times since its creation.

It is the Company’s policy to encourage nominees for directors to attend the Company’s annual meetings of stockholders. All of the directors attended the 2006 annual meeting of stockholders in person other than Dr. Oronsky and Dr. Van Bladel, a then-current director whose term expired at the annual meeting.

Audit Committee

The Audit Committee of the Myogen Board oversees the Company’s corporate accounting and financial reporting processes, the systems of internal accounting and financial controls and audits of financial statements, as well as the quality and integrity of the Company’s financial statements and reports.

The Audit Committee, among other things, evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm and to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on the Company’s audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over accounting and financial reporting, including, but not limited to, any controls or procedures arising in connection with Section 404 of the Sarbanes-Oxley Act of 2002, as well as business risk, legal and ethical conduct and conflict-of-interest compliance programs; reviews with management and the independent registered public accounting firm significant issues and changes, if any, to our accounting principles; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews and approves our programs for managing insurable risks; reviews the financial statements and management’s discussion and analysis of financial condition and results of operations to be included in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and recommends whether such financials statements and discussion and analysis should be so included; and discusses with management and the independent registered public accounting firm the results of the annual audit and the results of the independent registered public accounting firm’s reviews of the Company’s quarterly financial statements.

The Audit Committee has adopted a written Audit Committee Charter. The charter can be found on our corporate website at http://www.myogen.com.

The Myogen Board annually reviews the Nasdaq listing standards definition of independence for Audit Committee members and has determined that all members of the Company’s Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards). As indicated above, the Myogen Board has determined that Mr. Calhoun qualifies as an “audit committee financial expert,” as defined in the applicable rules of the SEC. The Myogen Board made a qualitative assessment of Mr. Calhoun’s level of knowledge and experience based on a number of factors, including his formal education, experience and business acumen.

Compensation Committee

The Compensation Committee of the Myogen Board reviews and approves the overall compensation strategy and policies for the Company. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of the Company’s executive officers and other senior management; reviews and approves the compensation and other terms of employment of the Company’s Chief Executive Officer; reviews and approves the compensation and other terms of employment of the other executive officers; reviews and recommends to the Myogen Board the type and amount of compensation to be paid or awarded to Myogen Board members; and administers the Company’s stock option and purchase plans and other similar programs.

All members of the Company’s Compensation Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). Our Compensation Committee charter can be found on our corporate website at http://www.myogen.com.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Myogen Board is responsible for identifying, reviewing and evaluating candidates to serve as directors of the Company (consistent with criteria approved by the Myogen Board), reviewing and evaluating incumbent directors, recommending to the Myogen Board for selection candidates for election to the Myogen Board, making recommendations to the Myogen Board regarding the membership of the committees of the Myogen Board, assessing the performance of the Myogen Board, and developing a set of corporate governance principles for the Company. Our Nominating and Corporate Governance Committee charter can be found on our corporate website at http://www.myogen.com.

All members of the Nominating and Corporate Governance Committee, including the member appointed as of May 4, 2006, are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards).

Consideration of Director Nominees

Stockholder Nominee. The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. The Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth below, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Myogen Board may do so by delivering a written recommendation to the Nominating and Corporate Governance Committee at the following address: Myogen, Inc., 7575 West 103rd Avenue, Suite 102, Westminster, Colorado 80021, Attention: Secretary. Submissions must include the full name of the proposed nominee, a description of the proposed nominee’s business experience for at least the previous five years, complete biographical information, a description of the proposed nominee’s qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of the Company’s stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Director Qualifications. The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of the Company’s stockholders. However, the Committee retains the right to modify these qualifications from time to time.

Identifying and Evaluating Nominees for Directors. Candidates for director nominees are reviewed in the context of the current composition of the Myogen Board, the operating requirements of the Company and the long-term interests of stockholders. In conducting this assessment, the Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Myogen Board and the Company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors’ overall service to the Company during their term, including the number of meetings attended, level of participation, quality of performance, and any relationships and transactions that might impair such directors’ independence. In the case of new director candidates, the Committee also determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Myogen Board. The Committee meets to discuss and consider such candidates’ qualifications and then selects a nominee for recommendation to the Myogen Board by majority vote. To date, the Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates. To date, the Nominating and Corporate Governance Committee has not rejected a timely director nominee from a stockholder or stockholders holding more than 5% of our voting stock.

Communications with the Myogen Board

The Myogen Board has adopted a formal process by which stockholders may communicate with the Myogen Board or any of its directors. Stockholders who wish to communicate with the Myogen Board may do so by sending written communications addressed to: Myogen, Inc., 7575 West 103rd Avenue, Suite 102, Westminster, Colorado 80021, Attention: Secretary. Any communication sent must state the number of shares owned by the stockholder making the communication. The Secretary will review each communication and will forward such communication to the Myogen Board or to any individual director to whom the communication is addressed unless the communication is unduly hostile, threatening or similarly inappropriate, in which case, the Secretary shall discard the communication. All communications that relate to questionable accounting or auditing matters involving the Company should be addressed directly to the Audit Committee.

Code of Business Conduct and Ethics

The Company has adopted the Myogen, Inc. Code of Business Conduct and Ethics that applies to all officers, directors and employees. The Code of Business Conduct and Ethics is available on our website at http://www.myogen.com. To date, there have been no waivers under our Code of Business Conduct and Ethics. If the Company makes any substantive amendments to the Code of Business Conduct and Ethics or grants any waiver from a provision of the Code to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on its website and in any necessary filings with the SEC.

DIRECTORS’ COMPENSATION

Each of our non-employee Directors receives an annual retainer of $17,500 (or $24,000 in the case of a non-employee Chairman of the Myogen Board) and a per-meeting fee of $1,500 (or $2,000 in the case of a non-employee Chairman of the Myogen Board). The per-meeting fees are reduced by half where attendance is by telephone conference rather than in person. For service on the Audit Committee or as Chair of the Audit Committee, Directors receive an annual retainer of $3,500 or $7,500, respectively, and per-meeting fees of $1,000 or $1,500, respectively. For service on the Compensation Committee or the Nominating and Corporate Governance Committee, Directors receive an annual retainer of $2,500 and a per-meeting fee of $750 (the respective Chairs of the Compensation Committee and Nominating and Corporate Governance Committee receive fees of $1,000 per meeting). Per-meeting fees for the Audit, Compensation and Nominating and Corporate Governance Committees are reduced if attendance is by telephone conference rather than in person. Directors are reimbursed for reasonable out-of-pocket expenses in connection with attendance at Myogen Board and committee meetings.

The following table shows the amount of cash compensation paid to the Company’s non-employee directors for their service on the Myogen Board during fiscal 2005.

Non-Employee Director Cash Compensation for Fiscal 2005^

Name	Cash Retainer($)		Additional Board Meeting Fees($)	Additional Committee Meeting Fees($)
Kirk K. Calhoun	22,250	(1)	12,000	10,500
Judith A. Hemberger, Ph.D.	—		1,500	—
Jerry T. Jackson	17,250	(2)	11,250	2,000
Daniel J. Mitchell	20,750	(3)	12,000	4,250
Arnold L. Oronsky, Ph.D.	20,750	(4)	12,750	2,750
Michael J. Valentino	14,250	(5)	9,750	750
Sigrid Van Bladel, Ph.D.	16,000	(6)	12,000	750

^	Does not include information regarding Andrew N. Schiff, M.D. whose term as a director expired on May 11, 2005 and who resigned from the Nominating and Corporate Governance Committee on February 24, 2005.
(1)	Includes $7,500 retainer as Chairman of the Audit Committee.
(2)	Includes $2,500 retainer as Chairman of the Nominating and Corporate Governance Committee.
(3)	Includes $2,500 retainer as Chairman of the Compensation Committee and $3,500 retainer for membership on the Audit Committee.
(4)	Includes $3,500 retainer for membership on the Audit Committee and $2,500 retainer for membership on the Nominating and Corporate Governance Committee.
(5)	Includes $2,500 retainer for membership on the Compensation Committee.
(6)	Includes $1,250 retainer for membership on the Nominating and Corporate Governance Committee.

Each of our non-employee Directors also receives stock option grants under the 2003 Equity Incentive Plan (which shall be referred to as the “Option Plan”). Such option grants are non-discretionary. Upon election to the Myogen Board, each non-employee Director will typically receive an initial option grant exercisable for 20,000 shares of Common Stock and an annual option grant exercisable for 10,000 shares, and a non-employee Chairman of the Myogen Board will receive an initial option grant exercisable for 30,000 shares of Common Stock and an annual option grant exercisable for 10,000 shares. The annual option grants are typically made on the date of the Company’s annual meeting of stockholders. The initial option grants will vest over three years in equal annual installments and the annual option grants will fully vest upon the one year anniversary of the grant. Vesting of all such options requires attendance at 75% of regularly scheduled Myogen Board meetings. The exercise price of options granted to non-employee directors is 100% of the fair market value of the Common Stock on the date of the option grant. In the event of a sale of substantially all of our assets, a sale of at least 50% of the outstanding securities of Myogen or a merger or consolidation in which we are not the surviving corporation, a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, if the surviving entity does not assume or replace outstanding options, then generally the vesting and exercisability of the options will accelerate.

Upon their respective appointments to the Myogen Board, Mr. Jackson was granted an option exercisable for 22,000 shares of Common Stock under the Option Plan at an exercise price of $1.25 per share, Mr. Calhoun was granted an option exercisable for 20,000 shares of Common Stock under the Option Plan at an exercise price of $17.10 per share, Mr. Valentino was granted an option exercisable for 20,000 shares of Common Stock under the Option Plan at an exercise price of $7.50 per share and Dr. Hemberger was granted an option exercisable for 20,000 shares of Common Stock under the Option Plan at an exercise price of $27.59 per share. On May 11, 2005, the Company granted options covering 7,500 shares to each non-employee director, other than Dr. Hemberger, at an exercise price per share of $7.23. The Company recorded approximately $875,000 of stock-based compensation in 2005 related to these options. On June 3, 2005, the Company granted options covering 2,500 shares to each non-employee director, other than Dr. Hemberger, at an exercise price per share of $6.94. On May 4, 2006, the Company granted options covering 10,000 shares to each non-employee director at an exercise price per share of $32.45. As of October 8, 2006, none of the options granted to non-employee directors had been exercised.

The following table provides information for fiscal 2005 option grants for non-employee directors who served during fiscal 2005.

Non-Employee Director Option Grants for Fiscal 2005

Name	Date of Grant	Number of Securities Underlying Options Granted(#)	Exercise Price ($)
Kirk K. Calhoun	5/11/2005 6/3/2005	7,500 2,500	7.23 6.94

Judith A. Hemberger, Ph.D.	12/13/2005	20,000	27.59

Jerry T. Jackson	5/11/2005 6/3/2005	7,500 2,500	7.23 6.94

Daniel J. Mitchell	5/11/2005 6/3/2005	7,500 2,500	7.23 6.94

Arnold L. Oronsky, Ph.D.	5/11/2005 6/3/2005	7,500 2,500	7.23 6.94

Michael J. Valentino	3/8/2005 6/3/2005	20,000 2,500	7.50 6.94

Sigrid Van Bladel, Ph.D.	5/11/2005 6/3/2005	7,500 2,500	7.23 6.94

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to beneficial ownership of our Common Stock as of October 8, 2006 for:

•	each person who we know beneficially owns more than 5% of the Common Stock;

•	each of our directors;

•	each executive officer named in the Summary Compensation Table below; and

•	all of our directors and executive officers as a group.

	Beneficial Ownership(1)
Beneficial Owner	Number of Shares	Percent of Total
Five Percent Stockholders:

FMR Corp.(2) 82 Devonshire Street Boston, MA 02109	4,979,700	11.55%

T. Rowe Price Associates, Inc.(3) 100 E. Pratt Street Baltimore, MD 21202	4,794,721	11.12

Entities affiliated with S.A.C. Capital Advisors, LLC(4) 72 Cummings Point Road Stamford, CT 06902	2,475,440	5.74

Directors and Named Executive Officers:

Arnold L. Oronsky(5)	958,475	2.21
Daniel J. Mitchell(6)	879,365	2.03
Jerry T. Jackson(7)	39,500	*
Kirk K. Calhoun(8)	30,700	*
Michael J. Valentino(9)	16,600	*
Judith A. Hemberger	—	—
Michael R. Bristow(10)	358,436	*
J. William Freytag(11)	863,859	1.97
Michael J. Gerber(12)	234,931	*
Richard J. Gorczynski(13)	77,199	*
John R. Julian(14)	19,171	—
Joseph L. Turner(15)	124,287	*
All directors and executive officers as a group (14 persons)(16)	3,646,771	8.10%

*	Less than one percent.
(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 43,130,957 shares outstanding on October 8, 2006, adjusted as required by rules promulgated by the SEC.
(2)

The information is as reported in a Schedule 13G filed with the SEC on April 10, 2006 and consists of (i) 4,268,900 shares beneficially owned by Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR Corp.; (ii) 87,372 shares of the Company beneficially owned by Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp. as a result of its serving as investment manager of certain institutional account(s); and (iii) 623,428 shares beneficially owned by Fidelity International Limited (“FIL”) and various foreign-based subsidiaries which provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. Edward C. Johnson, 3d, Chairman of FMR Corp., and FMR Corp., each through control of the Fidelity Funds, has sole power to dispose of the shares owned by the Fidelity funds. Members of the family of Edward C. Johnson 3d, are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. Neither FMR Corp., nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees. Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over its shares and sole power to vote or to direct the voting of such shares of Common Stock owned by the institutional account(s) as reported above. A partnership controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR Corp. and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 38% of the total votes which may be cast by all holders of FIL voting stock. FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. FMR Corp. and FIL are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Exchange Act and that they are not otherwise required to attribute to each other the “beneficial ownership” of securities “beneficially owned” by the other corporation within the meaning of Rule 13d-3 promulgated under the Exchange Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). Each disclaims beneficial ownership of all such shares except to the extent of their pecuniary interests arising therein.

(3)	The information is as reported in a Schedule 13G/A filed with the SEC on April 10, 2006.
(4)	The information is as reported in a Schedule 13G/A filed with the SEC on February 14, 2006 and consists of 2,020,140 shares of Common Stock held by S.A.C. Capital Associates, LLC and S.A.C. MultiQuant Fund, LLC in which S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC share all investment and voting power with respect to such shares, 165,000 shares of Common Stock held by CR Intrinsic Investors, LLC, a wholly-owned subsidiary of S.A.C. Capital Associates, in which CR Intrinsic Investments, LLC maintains investment and voting power with respect to such shares, and 290,300 shares of Common Stock held by Sigma Capital Associates, LLC, of which Sigma Capital Management, LLC maintains investment and voting power with respect to such shares. Steven A. Cohen controls each of S.A.C. Capital Advisors, LLC, S.A.C. Capital Management, CR Intrinsic Investments and Sigma Capital Management. Each of (i) S.A.C. Capital Advisors, S.A.C. Capital Management, LLC and Mr. Cohen may be deemed to beneficially own the shares held by S.A.C. Capital Associates, LLC and S.A.C. MultiQuant Fund, LLC; (ii) CR Intrinsic Investors and Mr. Cohen may be deemed to beneficially own the shares held by CR Intrinsic Investors, LLC; and (iii) Sigma Capital Management, LLC and Mr. Cohen may be deemed to beneficially own the shares held by Sigma Capital Associates, LLC. Each disclaims beneficial ownership of all such shares except to the extent of their pecuniary interests arising therein.
(5)

Consists of 493,196 shares of Common Stock and 118,278 shares of Common Stock subject to warrants exercisable within 60 days of October 8, 2006 held by InterWest Partners VIII, L.P., 263,769 shares of Common Stock and 29,719 shares of Common Stock subject to warrants exercisable within 60 days of October 8, 2006 held by InterWest Partners VI, L.P., 14,107 shares of Common Stock and 3,384 shares of Common Stock subject to warrants exercisable within 60 days of October 8, 2006 held by InterWest Investors Q VIII, L.P., 3,917 shares of Common Stock and 944 shares of Common Stock subject to warrants exercisable within 60 days of October 8, 2006 held by InterWest Investors VIII, L.P., and 8,275 shares of Common Stock and 932 shares of Common Stock subject to warrants exercisable within 60 days of October 8, 2006 held by InterWest Investors VI, L.P. The General Partner of InterWest Partners VI, L.P. and InterWest Investors VI, LP (the “InterWest 6 Funds”) is InterWest Management Partners VI, LLC (the “General Partner 6 Entity”). The General Partner of InterWest Partners VIII, L.P., InterWest Investors VIII, LP, and InterWest Investors Q VIII, L.P. (the “InterWest 8 Funds”) is InterWest Management Partners VIII, LLC (the “General Partner 8 Entity”). The General Partner 6 Entity and the General Partner 8 Entity may be deemed to indirectly beneficially own the shares owned by the InterWest 6 Funds and the InterWest 8 Funds, respectively. Also includes 2,786 shares of Common Stock held by Matadoro Investments LP, a family partnership (“Matadoro”). Also includes 1,668 shares of Common Stock and 17,500 shares subject to options exercisable within 60 days of October 8, 2006 held by Dr. Oronsky. Dr. Oronsky is a managing director of the General Partner 6 Entity and the General Partner 8 Entity, and may be deemed to be the indirect beneficial owner of the shares owned by the InterWest 6 Funds and InterWest 8 Funds. Dr. Oronsky is also a general partner of Matadoro. Dr. Oronsky disclaims beneficial ownership of the shares held by the InterWest 6 Funds, InterWest 8 Funds and Matadoro except to the extent of his pecuniary interest arising therein.

(6)	Consists of 441,343 shares of Common Stock and 149,113 shares of Common Stock subject to warrants exercisable within 60 days of October 8, 2006 held by Sequel Limited Partnership III, 12,265 shares of Common Stock and 4,144 shares of Common Stock subject to warrants exercisable within 60 days of October 8, 2006 held by Sequel Entrepreneurs’ Fund III, 166,259 shares of Common Stock held by Sequel Limited Partnership and 64,252 shares of Common Stock held by Sequel Euro Limited Partnership (collectively, the “Sequel Funds”). The General Partner of Sequel Limited Partnership III and Sequel Entrepreneurs’ Fund III, L.P. is Sequel Venture Partners III, L.L.C. (“SVP III”). The General Partner of Sequel Limited Partnership, and Sequel Euro Limited Partnership is Sequel Venture Partners I, L.L.C. (“SVP I”). SVP III and SVP I may be deemed to indirectly beneficially own the shares owned by the Sequel Funds. Also includes 20,711 shares of Common Stock held by the Dan J. Mitchell Trust dated 10/2/92 of which Daniel J. Mitchell is the trustee, 3,778 shares of Common Stock and 17,500 shares subject to options exercisable within 60 days of October 8, 2006 held by Daniel J. Mitchell. Mr. Mitchell is a manager of SVP III and SVP I and may be deemed to be the indirect beneficial owner of the shares owned by the Sequel Funds. Mr. Mitchell disclaims beneficial ownership of the shares held by the Sequel Funds, except to the extent of his pecuniary interest arising therein.
(7)	Consists of 39,500 shares subject to options exercisable within 60 days of October 8, 2006.
(8)	Consists of 30,700 shares subject to options exercisable within 60 days of October 8, 2006.
(9)	Consists of 16,600 shares subject to options exercisable within 60 days of October 8, 2006.
(10)	Includes 90,666 shares held by InvestoCor Trust, of which Dr. Bristow is the sole trustee, 16,221 shares held by Savacor Trust, of which Dr. Bristow is a co-trustee, and 222,358 shares subject to options exercisable within 60 days of October 8, 2006.
(11)	Includes 47,157 shares of Common Stock held by the J. William Freytag Trust, of which Dr. Freytag and his spouse are trustees, an aggregate of 32,000 shares of Common Stock held in trusts for Dr. Freytag’s children, of which Dr. Freytag and his spouse are trustees and 778,611 shares subject to options exercisable within 60 days of October 8, 2006.
(12)	Includes 228,500 shares subject to options exercisable within 60 days of October 8, 2006.
(13)	Includes 72,299 shares subject to options exercisable within 60 days of October 8, 2006.
(14)	Mr. Julian resigned from Myogen effective June 1, 2006. Includes 19,171 shares subject to options exercisable within 60 days of October 8, 2006.
(15)	Includes 117,622 shares subject to options exercisable within 60 days of October 8, 2006.
(16)	Includes shares, warrants and options described in the notes above, as applicable to our directors and named executive officers. Includes an aggregate of 306,514 shares subject to warrants exercisable within 60 days of October 8, 2006 and 1,602,111 shares subject to options exercisable within 60 days of October 8, 2006 held by our directors and executive officers as a group.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

CONCERNING EXECUTIVE OFFICERS

Executive Compensation

The following table sets forth certain summary information for the years ended December 31, 2005, 2004, and 2003, respectively, concerning the compensation paid and awarded to (a) the Company’s Chief Executive Officer, (b) the Company’s four most highly compensated executive officers whose salaries and bonuses exceeded $100,000 and who were serving as executive officers as of December 31, 2005, and (c) former executive officers who, if they were serving as executive officers of the Company as of December 31, 2005, would have been included in the below table pursuant to the rules of the SEC. These individuals are referred to collectively as the “Named Executive Officers.”

		Annual Compensation(1)				Long-Term Compensation
Awards
Name and Principal Position	Year	Salary($)	Bonus($)		Other Annual Compensation($)	Securities Underlying Options(#)
J. William Freytag, Ph.D. President, Chief Executive Officer and Chairman	2005 2004 2003	357,000 340,000 309,000	95,200 — 150,000	(2) (3)	— — —	112,290 248,726 89,813

Michael J. Gerber, M.D. Senior Vice President of Clinical Development and Regulatory Affairs	2005 2004 2003	271,300 258,324 247,200	63,300 — 99,200	(4) (5)	— — —	46,340 — 93,585

Richard J. Gorczynski, Ph.D. Senior Vice President, Research and Development	2005 2004 2003	240,700 229,188 214,194	56,200 — 91,636	(6) (7)	— — —	57,440 — 62,839

John R. Julian Senior Vice President, Commercial Development	2005 2004 2003	246,800 235,032 224,911	57,600 — 97,469	(8) (9)	— — —	52,070 — 70,080

Joseph L. Turner Senior Vice President, Finance and Administration and Chief Financial Officer	2005 2004 2003	227,000 216,122 201,983	53,000 — 95,688	(10) (11)	— — —	52,300 — 66,563

(1)	We have omitted perquisites and other personal benefits that do not exceed $10,000. We have also omitted information regarding group life and health insurance benefits that do not discriminate in favor of our directors or executive officers and are generally available to all salaried employees.
(2)	Bonus paid in March 2005 to Dr. Freytag for services performed in 2004. Does not include bonus of $142,800 paid in March 2006 for services performed in 2005.
(3)	Of the total bonus paid in 2003 to Dr. Freytag, $30,000 was paid in April 2003 for services performed in 2002 and $120,000 was paid in December 2003 for services performed in 2003.
(4)	Bonus paid in March 2005 to Dr. Gerber for services performed in 2004. Does not include bonus of $90,200 paid in March 2006 for services performed in 2005.
(5)	Of the total bonus paid in 2003 to Dr. Gerber, $19,200 was paid in April 2003 for services performed in 2002 and $80,000 was paid in December 2003 for services performed in 2003.
(6)	Bonus paid in March 2005 to Dr. Gorczynski for services performed in 2004. Does not include bonus of $75,800 paid in March 2006 for services performed in 2005.
(7)	Of the total bonus paid in 2003 to Dr. Gorczynski, $16,636 was paid in April 2003 for services performed in 2002 and $75,000 was paid in December 2003 for services performed in 2003.
(8)	Bonus paid in March 2005 to Mr. Julian for services performed in 2004. Does not include bonus of $77,750 paid in March 2006 for services performed in 2005.

(9)	Of the total bonus paid in 2003 to Mr. Julian, $17,469 was paid in April 2003 for services performed in 2002 and $80,000 was paid in December 2003 for services performed in 2003.
(10)	Bonus paid in March 2005 to Mr. Turner for services performed in 2004. Does not include bonus of $75,500 paid in March 2006 for services performed in 2005.
(11)	Of the total bonus paid in 2003 to Mr. Turner, $15,688 was paid in April 2003 for services performed in 2002 and $80,000 was paid in December 2003 for services performed in 2003.

The foregoing executive compensation table does not include certain fringe benefits generally made available on a non-discriminatory basis to all of our employees such as health insurance, which we consider to be ordinary and incidental business costs and expenses. We also have not included in the table the aggregate value of perquisites and other personal benefits (including car allowances and supplemental medical reimbursement insurance) received by the executive officers named above for any period in which the aggregate value of such perquisites and other personal benefits is less than the lesser of (a) 10% of the total of salary and bonus reported for such executive officer during such period or (b) $50,000.

Option Grants in Last Fiscal Year

The Company grants options to its executive officers under the Option Plan. As of March 31, 2006, options to purchase a total of 3,848,228 shares were outstanding under the Option Plan and options to purchase 2,672,019 shares remained available for grant under the Option Plan.

The following tables show for the fiscal year ended December 31, 2005, certain information regarding options granted to, exercised by and held at year end by, the Named Executive Officers:

Option Grants in Last Fiscal Year

Individual Grants
	Number of Securities Underlying Options/ SARs Granted(#)		% of Total Options/SARs Granted to Employees in Fiscal Year(1)		Exercise Or Base Price ($/Sh)		Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
Name								5%($)	10%($)
J. William Freytag	44,790 67,500	(3) (4)	6.45 9.72	% %	$ $	8.48 8.48	02/23/2010 02/23/2015	$104,937.04 359,979.28	$231,883.42 912,258.18

Michael J. Gerber	14,340 32,000	(3) (4)	2.07 4.61	% %	$ $	8.48 8.48	02/23/2010 02/23/2015	33,596.72 170,656.85	74,239.97 432,477.95

Richard J. Gorczynski	25,440 32,000	(3) (4)	3.66 4.61	% %	$ $	8.48 8.48	02/23/2010 02/23/2015	59,602.55 170,656.85	131,706.05 432,477.95

John R. Julian	20,070 32,000	(3) (4)	2.89 4.61	% %	$ $	8.48 8.48	02/23/2010 02/23/2015	47,021.35 170,656.85	103,904.89 432,477.95

Joseph L. Turner	20,300 32,000	(3) (4)	2.92 4.61	% %	$ $	8.48 8.48	02/23/2010 02/23/2015	47,560.21 170,656.85	105,095.63 432,477.95

(1)	Based on options to purchase an aggregate of 694,220 shares of Common Stock granted to employees in 2005.
(2)	The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent the Company’s prediction of the Company’s future stock price performance. In addition, the potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

(3)	These options have a five (5) year term provided that, as described below, they may terminate immediately prior to the consummation of a change in control (as defined in the Incentive Plan). One-hundred percent (100%) of the milestone options will vest upon the occurrence of any of the following events: (i) the average of our closing stock price equals or exceeds $28 (the “Milestone Price”) for any consecutive five (5) trading day period, (ii) our closing stock price equals or exceeds the Milestone Price on the final day of trading prior to the consummation of a change in control, (iii) in connection with a change in control, the aggregate consideration payable to our stockholders in exchange for one share of Common Stock, calculated on the date of execution of the definitive agreement relating to the change in control, equals or exceeds the Milestone Price, or (iv) in connection with a change in control, the aggregate consideration actually received by our stockholders in exchange for one share of Common Stock, calculated as of the closing of the change in control, equals or exceeds the Milestone Price. These options became fully vested on December 16, 2005, the date upon which our closing stock price first exceeded the Milestone Price for a consecutive five (5) trading day period.
(4)	25% of the option vests on the first anniversary of the date of grant, and the remaining 75% vests in equal monthly installments thereafter over the next three years. The options will fully vest upon a change in control (as defined in the Incentive Plan), unless the acquiring company assumes the options or substitutes similar options. Additionally, if the employment of the optionholder is terminated under certain circumstances following such change in control, the remaining unvested portion of the options will vest in full.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth certain information, as to each of the Named Executive Officers, concerning the number of shares exercised during fiscal year 2005 and subject to both exercisable and unexercisable stock options held as of December 31, 2005. Also reported are values for “in-the-money” options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of the Company’s Common Stock as of December 31, 2005.

	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year End(#)		Value of Unexercised In-the-Money Options at Fiscal Year End($)(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
J. William Freytag	—	—	649,174	212,404	$17,879,143	$5,264,842
Michael J. Gerber	10,000	$258,200	223,422	99,578	6,149,540	2,503,972
Richard J. Gorczynski	32,849	691,565	132,211	94,964	3,501,262	2,417,729
John R. Julian	100,000	1,905,100	148,472	90,887	3,996,122	2,289,172
Joseph L. Turner	52,500	1,016,790	144,673	85,075	3,887,667	2,126,184

(1)	Calculated on the basis of the closing sale price per share of our Common Stock on December 30, 2005 (the last trading day of fiscal 2005) on the Nasdaq National Market of $30.10, minus the exercise price.

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

We have employment agreements, each of which contains non-compete provisions, and indemnity agreements with each of our executive officers.

Each employment agreement provides that the employment of the applicable executive officer with us is at-will and may be altered or terminated by either such executive officer or us at any time. Dr. Freytag’s employment agreement provides that, in the event of a termination of his employment without “cause” or voluntary resignation for “good reason” (each as defined in the employment agreement), he is entitled to a severance payment equal to 12 months’ salary or, if such termination or resignation occurs as of, or within 13 months after, a change of control, a severance payment equal to 18 months’ salary, and in each such case, payment of any accrued but unused vacation and payment of premiums under group health insurance COBRA continuation coverage for up to twelve months after the date of termination or resignation. The employment agreement with each of Dr. Caspari, Mr. Dickinson, Dr. Gerber, Dr. Gorczynski and Mr. Turner provides that, in the event of a termination of the executive officer’s employment without “cause” or voluntary resignation for “good reason” (each as defined in each applicable employment agreement), the executive officer party thereto is entitled to a severance payment equal to six months’ salary or, if such termination or resignation occurs as of, or within 13 months after, a change in control, a severance payment equal to 12 months’ salary, and in each such case payment of any accrued but unused vacation and payment of premiums under group health insurance COBRA continuation coverage for up to six months after the date of termination or resignation.

Effective March 6, 2006, we entered into a Retirement, Consulting and General Release Agreement with Mr. Julian (the “Retirement Agreement”). The Retirement Agreement terminates and supersedes Mr. Julian’s prior employment agreement. The Retirement Agreement provides that Mr. Julian would serve as Senior Advisor to the Company until May 31, 2006. The Retirement Agreement further provides that Mr. Julian shall provide consulting services to the Company not to exceed thirty-two hours per month from May 31, 2006 through December 31, 2006. Mr. Julian shall receive $250 per hour for his consulting services subject to a cap of $75,000. As further compensation under the Retirement Agreement, Mr. Julian’s outstanding stock options shall continue to vest until the termination of the Retirement Agreement or the end of the consulting period.

The Indemnification Agreements provide indemnity to each of our executive officers against, and the advancement of certain expenses relating to, liabilities incurred in the performance of his duties to the maximum extent permitted by Delaware corporation law and the Company’s Bylaws.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2005, Messrs. Mitchell and Valentino and Drs. Schiff and Hemberger served as members of our compensation committee. None of the members of the compensation committee were officers or employees of Myogen. During 2005, none of our executive officers served as a member of the Board of Directors or compensation committee of any other entity that has one or more executive officers serving as a member of our Board of Directors or compensation committee.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

ON EXECUTIVE COMPENSATION

The Compensation Committee of the Myogen Board (the “Committee”) administers Myogen’s compensation programs for its executive officers. As described under the heading “Executive Officers”, the Company currently has six executive officers whose job responsibilities and policy-making authority are the broadest in the Company.

The Committee’s overall role is to set and administer the policies which govern executive officers’ annual salaries, cash bonuses (if any) and stock option grants. The Committee annually evaluates the performance, and determines the compensation, of the Company’s Chief Executive Officer (“CEO”), and the other executive officers of Myogen based upon a mix of the achievement of corporate goals, individual performance and comparisons with other biotechnology companies. The Committee’s charter reflects these various responsibilities, and the Committee and the Myogen Board periodically review and revise the charter.

The Myogen Board determines the Committee’s membership, which is composed entirely of independent, non-employee directors. The Committee meets at scheduled times during the year, and it also considers and takes action by written consent. The Committee Chairman reports on Committee actions and recommendations at meetings of the Myogen Board. The CEO is not present during the discussion of his compensation.

General Compensation Philosophy

Myogen’s general compensation philosophy with respect to executive officers, including the CEO, is to provide compensation sufficient to attract, motivate and retain executives of outstanding ability and potential. The Committee believes that total compensation should vary with Myogen’s performance in achieving financial and non-financial objectives, and that overall compensation should be closely aligned with the stockholders’ interests.

The Committee’s review of Myogen’s executive compensation programs and practices includes an analysis, for each of Myogen’s executives, of all elements of compensation, consisting of salary, cash bonuses and equity incentives, as well as perquisites, severance arrangements and benefit plans. The Committee compared these compensation components separately and in the aggregate to compensation of companies that Myogen uses as its “peer group” for these purposes. For the Committee’s comparison purposes, Myogen’s peer group consists of a national group of biotechnology companies, which group is broader than those companies included in the AMEX Biotechnology Index shown on Myogen’s Performance Measurement Comparison Graph, and, in certain instances, similar development stage companies located in Myogen’s geographic region. As a result of this review, the Committee made determinations linked to both individual and corporate performance that it believes were appropriate and reasonable for Myogen’s executive officers, including the mix of fixed and variable compensation. The Committee reaffirmed that total cash compensation (base salaries plus performance-based cash bonuses) paid to the Company’s executive officers should be competitive with its peer group, with the potential for higher than average total compensation when Myogen performs well. In addition, the Committee reaffirmed Myogen’s key strategic design priorities: pay-for-performance, employee retention, cost management, alignment with stockholders’ interests and continued focus on corporate governance. Finally, the review confirmed the following:

•	Executive officer base salaries are competitive with Myogen’s peer group.

•	Executive officer cash bonuses and equity incentives are competitive with Myogen’s peer group.

Total compensation for the majority of Myogen’s employees, including its executive officers, generally consists of the following:

•	Annual cash compensation consisting of base salary and an annual discretionary cash incentive bonus dependent on attaining certain corporate and individual performance goals.

•	Long-term incentive compensation through the granting of market value, time-vesting or milestone-based stock options. All of Myogen’s employees, including executive officers, are eligible to receive stock options. Stock options require Myogen’s stock price to appreciate in order for Myogen’s employees to realize any benefit.

•	Semi-annual purchases of Myogen stock through a tax-qualified employee stock purchase plan, which is generally available to all employees including the executive officers. This plan allows participants to buy Myogen stock at a discount to the market price with up to 20% of their salary and incentives (subject to certain limits), with the objective of allowing employees to profit if the value of Myogen stock increases over time.

•	Retirement benefits to U.S. employees through a tax-qualified employee-funded 401(k) savings plan. The Company does not currently contribute to the 401(k) plan.

•	Health and welfare benefits for substantially all Myogen employees. Myogen pays the majority of the cost of health and welfare benefits with its employees, the cost of which is dependent on the level of benefits coverage an employee elects. Myogen’s health and welfare plans are the same for its executive officers and for its other employees.

Determining Executive Compensation

Generally, during the last quarter of a fiscal year or the first quarter of a new fiscal year, the Committee sets a one-year performance period to run from January 1 through December 31 and establishes a list of specific corporate goals for that period as well as specific weighting for each goal.

In February 2006, the Committee reviewed and updated executive compensation. At that time, the Myogen Board, upon the recommendation of the Committee, set executive officer salaries for 2006 and awarded cash bonus payments and stock option grants for 2005 results measured against the corporate goals established by the Committee and the Myogen Board in the first quarter of 2005 (the “2005 Corporate Goals”).

The 2005 Corporate Goals were based on the following categories: (i) clinical development goals relating to enoximone, including our pivotal phase 3 ESSENTIAL trials; (ii) clinical development goals relating to ambrisentan, including our pivotal phase 3 ARIES trials; (iii) clinical development goals relating to darusentan, including our phase 2b clinical trial of darusentan; (iv) corporate/financial goals relating to achievement of certain financial measures, including stock price targets and resource planning and risk management measures; and (v) drug discovery research and development goals relating to projects in our pipeline. The Myogen Board determined, upon recommendation of our Compensation Committee, that the Company attained a specified percentage of our 2005 Corporate Goals.

In February 2006, the Myogen Board, upon recommendation of our Compensation Committee, also approved corporate goals and associated bonus target amounts for fiscal year 2006. The Committee approved specific targets and goals in the following five categories: (i) clinical development goals relating to ambrisentan, including results of our pivotal ARIES-1 trial and submission of a new drug marketing application for ambrisentan with the FDA; (ii) clinical development goals relating to darusentan in patients with resistant hypertension; (iii) business development goals; (iv) corporate/financial goals relating to achievement of certain financial measures, including stock price targets and resource planning and risk management measures; and (v) drug discovery research and development goals relating to projects in our pipeline.

Salary

The Committee determines the salaries for executive officers based upon a review of salaries paid by Myogen’s peer group. Based upon this review, the Committee believes the executive officers’ salaries are competitive with the Company’s peer group. Any annual increase in the salaries of the Company’s executive officers is generally consistent with increases in the salaries paid to all Myogen employees.

The Committee considered the 2004 base salary for all executive officers in its February 2005 meeting and adopted an average merit increase in base salary for 2005 of approximately 5% for the Company’s Chief Executive Officer and the other executive officers in recognition of the Company’s performance measured against the 2004 corporate goals adopted by the Myogen Board. In addition, in February 2006, the Committee considered the 2005 base salary for all executive officers and adopted a merit increase in base salary for 2006 of approximately 33% for the Company’s Chief Executive Officer and between approximately 7% and 28% for the other executive officers in recognition of the Company’s performance and each executive officer’s performance, each as measured against the 2005 Corporate Goals.

Once an executive officer’s base salary is fixed, it does not depend on Myogen’s performance.

Annual Bonus Pool

The Company maintains an annual discretionary cash bonus program which is administered by the Committee. The purpose of the cash bonus program is to motivate and reward employees, including the Company’s executive officers, for successful achievement of certain corporate and individual goals. The extent to which the Company’s annual corporate goals are achieved is used in determining the amount of funds available in the cash bonus pool. The cash bonus pool is allocated among eligible employees, including the Company’s executive officers, based on recommendations from management which are reviewed and approval by the Committee and the Myogen Board.

All employees (except for temporary employees and employees hired after September 30), including all of our executive officers, are eligible to participate in the Company’s annual cash bonus program. Eligible employees must remain employed by Myogen at the time awards are paid out under the program in order to receive their awards, if any. The Committee and the Myogen Board may modify, amend, revoke or suspend the annual cash bonus program at any time.

The Chief Executive Officer’s annual cash bonus, if any, is based solely on achievement of the Company’s corporate goals and is set by the Myogen Board based upon the recommendation of the Committee. All other employees’, including all other executive officers’, annual cash bonuses, if any, are calculated in accordance with a formula that takes into account base salary, target bonus percentage, annual performance rating (based on the attainment of individual goals and performance criteria) and a corporate impact rating that is tied to each employee’s salary grade.

In February 2006, based on the Myogen Board’s determination that the Company had met a specified percentage of the 2005 Corporate Goals, the Committee and the Myogen Board approved the payment of cash bonuses to the Company’s employees, including the executive officers. The Company paid the cash bonuses in March 2006 and the Company’s executive officers received aggregate cash bonus payments of $542,050.

Stock Option Grants

To reward and retain employees, Myogen uses stock options as its primary long-term incentive vehicle. With Myogen’s strong belief in the alignment of all employees with stockholders, the Committee decided for 2004 and 2005 to continue its use of stock options for executive officers and the broad-based employee population. In awarding stock options, the Committee considers individual performance, overall contribution to Myogen, officer retention, the number of unvested stock options and the total number of stock options to be awarded. In addition, the Committee generally does not award stock options to executive officers more frequently than annually.

All employees (except for temporary employees and employees hired after September 30), including all of our executive officers, are eligible to receive annual stock option grants. Eligible employees must remain employed by Myogen at the time awards are paid out under the program in order to receive their awards, if any. The Committee and the Myogen Board may modify, amend, revoke or suspend the Company’s stock option program at any time.

Each employee, including each executive officer, receives an initial stock option grant at the time of hire. This grant is based upon the expected contribution and experience level of the employee. In general, the size of subsequent stock option grants, if any, to the Company’s executive officers is calculated in accordance with a formula based on achievement of the Company’s annual corporate goals, an individual’s annual performance rating and the officer’s salary level. The size of subsequent stock option grants, if any, to the Company’s other employees is typically calculated in accordance with a formula based on an individual’s annual performance rating and salary level. Initial grants that employees receive when they begin employment at Myogen and grants subsequent to hire typically vest over a four-year period. Myogen grants stock options at a price equal to the market value of Myogen stock on the date of grant.

In February 2005, based on the Myogen Board’s determination that the Company had met a specified percentage of the 2004 Corporate Goals, the Committee and the Myogen Board approved the issuance of two tranches of options to purchase shares of the Common Stock (the “2005 Options”). The Company issued the 2005 Options in February 2005. In February 2006, based on the Myogen Board’s determination that the

Company had met a specified percentage of the 2005 Corporate Goals, the Committee and the Myogen Board approved the issuance of options to purchase shares of the Common Stock (the “2006 Options”). The Company issued the 2006 Options in February 2006.

Both tranches of the 2005 Options were granted under and in accordance with the terms and conditions of the Option Plan. All of the 2005 Options have an exercise price of $8.48 per share (the closing price of the Company’s common stock on the date the options were granted). The tranches of 2005 Options are summarized below.

•	Time Vesting Stock Options—Certain of the executive officers were granted 10 year options to purchase an aggregate of 195,500 shares of the Common Stock. The number of time vesting options granted to the executive officers was calculated in accordance with a formula based on achievement of the 2004 Corporate Goals and salary level. These options will vest over a four-year period, with 25% of the options vesting one year after the date of grant, and the remaining 75% of such options vesting in equal monthly installments thereafter over the next three years (subject to acceleration in accordance with the terms of Sections 11(c) and (d) of the Option Plan).

•	Milestone Stock Options—Each eligible employee of the Company, including each executive officer, was granted a “milestone” stock option in February 2005. The size of the milestone stock option grants was calculated in accordance with a formula based on each employee’s salary level, bonus potential and length of service with the Company. In the aggregate, the executive officers were granted milestone options to purchase 138,220 shares of Common Stock. These options have a five (5) year term provided that they may terminate immediately prior to the consummation of a Change in Control (as defined in the Option Plan excluding any transaction or series or transactions described in Section 2(e)(5) therein). The milestone options vested in full on December 16, 2005, the date upon which our closing stock price first exceeded $28 for a consecutive five (5) trading day period. The Company recorded $6.0 million of stock-based compensation expense in 2005 relating to these options.

The 2006 Options were granted under and in accordance with the terms and conditions of the Option Plan. All of the 2006 Options have an exercise price of $38.28 per share (the closing price of the Common Stock on the date the options were granted). The 2006 Options are summarized below.

•	Time Vesting Stock Options—Certain of the executive officers were granted 10 year options to purchase an aggregate of 423,000 shares of the Company’s common stock. The number of time vesting options granted to the executive officers was calculated in accordance with a formula based on achievement of the 2005 Corporate Goals, an individual’s annual performance rating and salary level. These options will vest over a four-year period, with 25% of the options vesting one year after the date of grant, and the remaining 75% of such options vesting in equal monthly installments thereafter over the next three years (subject to acceleration in accordance with the terms of Sections 11(c) and (d) of the Option Plan).

Personal Benefits

Myogen seeks to maintain an egalitarian culture in its facilities and operations. The Company’s officers are not entitled to operate under different standards than other employees. The Company does not have programs for providing personal-benefit perquisites to officers, such as permanent lodging or defraying the cost of personal entertainment or family travel. The Company’s health care, insurance and other welfare and employee-benefit programs are the same for all eligible employees, including the Company’s officers. The Company has no outstanding loans of any kind to any of its executive officers, and since 2002, federal law has prohibited Myogen from making any new loans to its executive officers. The Company expects its officers to be role models under its Code of Conduct and Business Ethics, which are applicable to all employees, and the Company’s officers are not entitled to operate under lesser standards.

Review of All Components of CEO Compensation

The Company’s compensation program is designed to promote the achievement of corporate and business objectives. This pay-for-performance program is most clearly exemplified in the compensation of the Company’s CEO, Dr. Freytag.

The Committee determines Dr. Freytag’s base salary in the same manner as described for all executive officers. In setting compensation levels for the CEO, the Committee considers comparative compensation information from Myogen’s peer group. The Chief Executive Officer’s annual cash bonus, if any, is based solely on achievement of the Company’s corporate goals and is set by the Board of Directors based upon the recommendation of the Committee.

In February 2006, the Myogen Board, upon recommendation of the Committee, set Dr. Freytag’s 2006 base salary at $475,000, representing an increase of approximately 33% from Dr. Freytag’s salary in 2004. In addition, Dr. Freytag received a discretionary bonus payment consisting of a cash bonus of $142,800 (based on the Company’s achievement of a specified percentage of the 2005 Corporate Goals) and a time vesting stock option to purchase 250,000 shares of the Company’s Common Stock (based on the Company’s achievement of a specified percentage of the 2005 Corporate Goals and Dr. Freytag’s salary level). The terms of the time vesting stock option were consistent with those granted to other employees.

The Committee has reviewed all components of the CEO’s compensation, including salary, cash bonus and long-term equity incentive compensation, accumulated realized and unrealized stock option gains, the dollar value to the executive and cost to the Company of perquisites (if any) and other personal benefits (if any), and the projected payout obligations under potential severance and change-in-control scenarios. Based on this review, the Committee determined that the CEO’s total compensation (and, in the case of the severance and change-in-control scenarios, the potential payouts) in the aggregate is reasonable, competitive with the Company’s peer group and not excessive.

Section 162(m)

Section 162(m) of the Internal Revenue Code (the “Code”) limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is “performance-based compensation” within the meaning of the Code. The Committee has determined that stock options granted under the Option Plan with an exercise price at least equal to the fair market value of the Common Stock on the date of grant constitute “performance-based compensation.” The Company’s stockholders previously approved this plan which exempts any compensation recognized by a Named Executive Officer as a result of the grant of such a stock option from the application of Section 162(m).

From the members of the Compensation Committee of Myogen:

Daniel J. Mitchell

Judith A. Hemberger, Ph.D.

Michael J. Valentino

Dated: May 4, 2006

PERFORMANCE MEASUREMENT COMPARISON(1)

The following graph shows the total stockholder return through December 31, 2005 of an investment of $100 in cash on October 30, 2003, the date of the Company’s initial public offering, for (i) the Common Stock, (ii) the Nasdaq Composite Index (the “Nasdaq”) and (iii) the AMEX Biotechnology Index (the “BTK”). All values assume reinvestment of the full amount of all dividends and are calculated as of the last day of each month. The stockholder return shown on the graph below is not necessarily indicative of future performance and Myogen will not make or endorse any predictions as to future stockholder returns.

Comparison of Cumulative Total Return on Investment(2) since Myogen Initial Public Offering.

(1)	This section is not “soliciting material,” is not deemed “filed” with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2)	The AMEX Biotechnology Index is calculated using an equal-dollar weighing methodology.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As of the last day of the Company’s most recently completed fiscal year, we have entered into the transactions described below with certain of our directors, officers, principal stockholders or their affiliates. We believe that each of the transactions described below was carried out on terms that were no less favorable to us than those that would have been obtained from unaffiliated third parties. Any future transactions between us and any of our directors, officers or principal stockholders will be on terms no less favorable to us than could be obtained from unaffiliated third parties and will be approved by a majority of the independent and disinterested members of the Myogen.

Employment and Indemnity Agreements

We have entered into employment and indemnity agreements with each of our executive officers. See “Employment and Change of Control Agreements.” We also entered into a Retirement, Consulting and General Release Agreement with Mr. Julian. See “Employment and Change of Control Agreements.” We have also amended the employment agreement with Dr. Michael Bristow. See “ARCA Discovery, Inc.” below.

Agreements with Directors and Executive Officers

University of Colorado Health Science Center

The Company made annual contributions of $169,000, $228,000 and $269,000 for fiscal years ended December 31, 2005, 2004 and 2003, respectively, and $1,795,000 for the period from inception to December 31, 2005, to the University of Colorado to support academic research in heart failure, including research performed by Dr. Michael Bristow. Such contributions and payments were recorded as research and development expense. In addition, under the terms of the Company’s license agreement with University License Equity Holdings, Inc. (formerly the University Technology Corporation), or ULEHI, an affiliate of the University of Colorado, the Company is obligated to pay royalties to ULEHI on the sale of any products based upon technology licensed from ULEHI. Under policies of the University of Colorado, Dr. Bristow would be entitled to a share of any such royalty payments.

Clinical Cardiovascular Research, LLC

Dr. Michael Bristow, a Scientific Advisor and a Director of the Company, has served as a director of Clinical Cardiovascular Research, LLC for each of the last three years. On December 4, 1998, the Company entered into a Clinical Research Services Master Agreement with Clinical Cardiovascular Research, LLC, as amended, pursuant to which it paid $1,474,000 in 2003 and $2,141,000 in 2002. This agreement terminated in December 2003, however, $604,000 and $1,367,000 of research was performed in 2005 and 2004, respectively, on a fee for service basis. Payments pursuant to this agreement totaled $10,247,000 for the period from inception to December 31, 2005. Such payments are recorded as research and development expense. Dr. Bristow does not receive any compensation for his service as a director of Clinical Cardiovascular Research, LLC.

ARCA Discovery, Inc.

On October 7, 2005, the Company executed a Strategic Alliance Agreement (the “Strategic Alliance Agreement”) with ARCA Discovery, Inc. (“ARCA”), a pharmacogenomic drug development and discovery company in the field of cardiovascular disease formed by Dr. Michael Bristow, the Company’s founder. The Strategic Alliance Agreement became effective on February 21, 2006 upon ARCA’s completion of certain fundraising milestones.

In connection with the effectiveness of the Strategic Alliance Agreement, the Company entered into an amended and restated employment agreement (“Bristow Employment Agreement”) with Dr. Bristow. The Bristow Employment Agreement amends and supersedes all prior agreements with respect to employment between the Company and Dr. Bristow. The Bristow Employment Agreement permits Dr. Bristow to proceed with his involvement in ARCA’s proposed business activities subject to the terms of the Strategic Alliance Agreement, including the non-competition and right of first negotiation provisions described below.

In connection with the Bristow Employment Agreement, Dr. Bristow resigned as the Company’s Chief Scientific and Medical Officer and was appointed Founder and Scientific Advisor to the Company. Dr. Bristow will continue to earn an annual salary of $100,000, which amount may be adjusted periodically in the sole discretion of the Myogen Board or the Compensation Committee of the Myogen Board, and he must devote a minimum of 4 hours per week to the Company. The Bristow Employment Agreement provides that Dr. Bristow’s employment with the Company is at-will and may be altered or terminated by either Dr. Bristow or the Company at any time and Dr. Bristow will not be entitled to any severance payments upon termination of his employment with the Company. Dr. Bristow was entitled to certain severance payments under his prior employment agreement with the Company. Dr. Bristow will continue to serve on the Myogen Board without additional compensation.

Upon the effectiveness of the Strategic Alliance Agreement, the Company received an equity interest in ARCA and a right of first negotiation with respect to certain development compounds or targets identified by

ARCA and ARCA received certain exclusive and non-exclusive licenses to research and development intellectual property not currently being utilized by the Company. Additionally, ARCA and its affiliates are prohibited from engaging in any research, development, promotion or commercialization activities relating to: (i) certain targets the Company has identified, (ii) the diagnosis, treatment or prevention of hypertension (including resistant and pulmonary hypertension, but not including the use of a beta-blocker for hypertension) or renal disease, or (iii) any product which is a positive inotrope or PDE-3 inhibitor intended for therapeutic use or used in the diagnosis, treatment, management or prevention of heart failure, in each case for certain specified periods extending from the effective date of the Strategic Alliance Agreement.

In conjunction with Dr. Bristow’s appointment and the Employment Agreement, Dr. Bristow has acknowledged his obligations under the Employee Proprietary Information and Inventions Agreement between Dr. Bristow and the Company and, has entered into a new Employee Proprietary Information and Inventions Agreement which reflects exclusions to the non-competition restrictions and invention assignment provisions for certain activities related to ARCA and its products, services and business activities.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors and persons who own more than 10% of a registered class of our equity securities to file certain reports regarding ownership of, and transactions in, our securities with the SEC. Such officers, directors and 10% stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and more than 10% stockholders were complied with during the fiscal year ended December 31, 2005.

ANNEX II

PERSONAL AND CONFIDENTIAL

October 1, 2006

Board of Directors

Myogen, Inc.

7575 West 103rd Avenue

Suite #102

Westminster, CO 80021-5426

Madame and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Myogen, Inc. (the “Company”) of the $52.50 per Share in cash proposed to be received by holders of Shares in the Tender Offer (as defined below) and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of October 1, 2006 (the “Agreement”), among Gilead Sciences, Inc. (“Parent”), Mustang Merger Sub, Inc., a wholly owned subsidiary of Parent (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $52.50 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Acquisition Sub) will be converted into the right to receive $52.50 per Share in cash.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Tender Offer, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as sole bookrunner with respect to the Company’s public offering of 5,400,000 Shares in September 2005. We have provided certain investment banking services to Parent from time to time, including having extended a bank loan (aggregate principal amount $500,000,000) to Parent in December 2005 and acted as a co-manager with respect to Parent’s offering of its 0.5% Convertible Notes due 2011 (aggregate principal amount $650,000,000) and 0.625% Convertible Notes due 2011 (aggregate principal amount $650,000,000) in April 2006. We also may provide investment banking services to the Company and Parent in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

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Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Parent and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Parent for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three fiscal years ended December 31, 2005; the Company’s Registration Statement on Form S-1, including the prospectus contained therein, dated October 28, 2003, relating to the Shares; certain Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the biotechnology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $52.50 per Share in cash proposed to be received by the holders of Shares in the Tender Offer and the Merger pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
GOLDMAN, SACHS & CO.

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ANNEX III

APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of nor consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days of the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the

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certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation is a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days of the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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